SHARE PURCHASE AGREEMENT

FIRST MINING FINANCE CORP.

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CHALICE GOLD MINES LIMITED

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CHALICE GOLD MINES (ONTARIO) INC.

May 2, 2016

SHARE PURCHASE AGREEMENT

THIS AGREEMENT made as of the 2nd day of May, 2016.

AMONG:

FIRST MINING FINANCE CORP., a company existing under
the laws of the Province of British Columbia

(“First Mining”)

AND:

CHALICE GOLD MINES LIMITED, a company existing under
the laws of Australia;

(“Chalice”)

AND:

CHALICE GOLD MINES (ONTARIO) INC. a company
existing under the laws of the Province of Ontario;

(“IntermediateCo” and, together with Chalice, the “Chalice Parties”)

WHEREAS:

A.     IntermediateCo is an indirect, wholly owned subsidiary of Chalice.

B.     IntermediateCo is the beneficial and registered owner of the Purchased Shares (as defined herein).

C.     The Chalice Parties wish to sell to First Mining, and First Mining wishes to purchase, the Purchased Shares subject to and in accordance with the terms and conditions of this Agreement (the “Transaction”).

THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings respectively:

“Aboriginal Claims” means any and all claims (whether or not proven) by any person to or in respect of:

(a)	rights, title or interests of any Aboriginal Group by virtue of its status as an Aboriginal Group;

(b)	treaty rights;

(c)	Métis rights, title or interests; or

(d)	specific or comprehensive claims being considered by the Government of Canada;

and includes any alleged or proven failure of the Crown to satisfy any of its duties to any claimant of any of the foregoing;

“Aboriginal Group” includes any Indian band, first nation, Métis community or aboriginal group, tribal council, band council or other aboriginal organization, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal right (including aboriginal title) or any other aboriginal interest, and any Person or group representing, or purporting to represent, any of the foregoing;

“affiliate” has the meaning set out in the Business Corporations Act (British Columbia);

“Agreement” means this Share Purchase Agreement, including the exhibits attached hereto, as amended, amended and restated or supplemented from time to time;

“ASX” means ASX Limited ACN 008 624 691 or the Australian Securities Exchange operated by ASX Limited, as the context requires;

“ASX Listing Rules” means the official listing rules of ASX, as amended from time to time;

“Australian Securities Authority” means the Australian Securities & Investments Commission;

“Books and Records” means the books of account, financial and accounting information and records, technical information, personnel records, tax records, sales and purchase records, supplier lists, equipment logs, and all other documents, records, files and correspondence relating to the Subsidiary, in each case in the possession or control of the Chalice Parties;

“Business” means, in the case of the Subsidiary, the business of the Subsidiary as it is currently conducted, including the exploration for and exploitation of minerals in Ontario and, in the case of First Mining, means the business of First Mining and the First Mining Material Subsidiaries as a group as it is currently conducted, including the exploration for and exploitation of minerals in the jurisdictions in which the Mineral Rights of First Mining are located;

“Business Day” means any day other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia, Toronto, Ontario or Perth, Western Australia;

“Cameron Gold Project” means the Mineral Rights to the Cameron Gold Project located in western Ontario, Canada, as more particularly described in the Chalice Disclosure Letter;

“Cameron Gold Project Technical Report” means the report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated December 16, 2015 and prepared by Optiro Pty Ltd.;

“Canadian Securities Authority” means the Ontario Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada;

“Canadian Securities Laws” means the applicable securities Laws of each of the provinces and territories of Canada, the policies and regulations of the TSX and TSX-V and all other applicable state, federal and provincial securities Laws, rules, regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Chalice” means Chalice Gold Mines Limited, a company existing under the laws of Australia;

“Chalice Datasite” means the datasite maintained by Ansarada located at < https://dataroom.ansarada.com/project.reuben> as in effect at 11:59 pm (Vancouver time) on May 1, 2016, an index of which is included in the Chalice Disclosure Letter;

“Chalice Disclosure Letter” means the disclosure letter executed by the Chalice Parties and delivered to, and acknowledged and accepted by, First Mining prior to the execution of this Agreement;

“Chalice Parties” means Chalice and IntermediateCo;

“Chalice Shareholder Approval” means the approval of the Transaction by the shareholders of Chalice in accordance with all applicable Laws;

“Chalice Shareholder Meeting” means the special meeting of the Chalice shareholders at which the Chalice Shareholder Approval will be sought;

“Closing Date” means the date on which all of the conditions to the completion of the Transaction as set out in Article 5 (other than those conditions which, by their nature, are completed at Closing) have been satisfied or waived in accordance with the provisions of this Agreement and all documents agreed to be delivered hereunder have been delivered to the recipient or such other date as the Parties may agree;

“Confidentiality Agreement” means the confidentiality agreement entered into between Chalice and First Mining dated March 9, 2016;

“Confidential Information” has the meaning specified in Section 10.4(a); “Consideration Shares” means the 32,260,836 First Mining Shares to be issued as partial consideration for the Purchased Shares;

“Corporations Act” means the Corporations Act 2001 (Cth);

“Debt Instrument” means any bond, debenture, mortgage, promissory note or other instrument evidencing indebtedness for borrowed money;

“Encumbrance” means any mortgage, charge, easement, encroachment, lien, burden, assignment by way of security, security interest, servitude, pledge, hypothecation, conditional sale agreement, security agreement, title retention agreement, financing statement, option, right of pre-emption, right of first refusal or right of first offer, privilege, obligation to assign, license, sublicense trust, royalty, carried, working, participation or net profits interest or other third party interest or other encumbrance or any agreement, option, right or privilege capable of becoming any of the foregoing;

“Environmental Laws” means all applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including Laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources;

“Environmental Permits” includes all permits, licenses, authorizations or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“First Majestic ROFR” means the right of first refusal granted by First Mining to First Majestic Silver Corp. over all of its silver properties in accordance with a participation agreement dated March 30, 2015;

“First Mining” means First Mining Finance Corp., a company existing under the laws of the Province of British Columbia;

“First Mining Disclosure Letter” means the disclosure letter executed by First Mining and delivered to, and acknowledged and accepted by, the Chalice Parties prior to the execution of this Agreement;

“First Mining Information Record” means any annual information form, press release, material change report, information circular, financial statement, management's discussion and analysis or other document of First Mining which has been publicly filed by it on SEDAR since December 31, 2014;

“First Mining Material Adverse Change” means:

(a)

any change, effect, development, event or occurrence that, individually or in the aggregate, prevents, or would reasonably be expected to prevent First Mining from performing its material obligations under this Agreement in any material respect prior to the Outside Date; or

(b)

any change, effect, development, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of First Mining and its subsidiaries taken as a whole, other than any change, effect, development, event or occurrence:

	(i)	relating to the announcement of the execution of this Agreement or the transactions contemplated by this Agreement;

(ii)

relating to a decrease in the market price of First Mining’s common shares on any stock exchange (it being understood that, if the cause or causes of any decrease, in and of itself or themselves, is otherwise a First Mining Material Adverse Change, then such decrease may be taken into consideration when determining whether a First Mining Material Adverse Change has occurred);

	(iii)	relating to Canadian or global economic, financial, banking, securities or currency exchange market conditions in general;

	(iv)	affecting the worldwide gold mining industry in general, including any changes in the market price of gold;

	(v)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

	(vi)	relating to any natural disaster;

(vii)

relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against First Mining or a subsidiary of First Mining) or in IFRS, in each case, to the extent necessary; or

	(viii)	relating to any action taken by First Mining at the request of the Chalice Parties or that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (iii) through (vii) above does not primarily relate to (or have the effect of primarily relating to) First Mining and First Mining’s subsidiaries, taken as a whole, or disproportionately adversely affect First Mining and First Mining’s subsidiaries, taken as a whole, compared with other companies of a similar size operating in the industry and jurisdiction in which First Mining and First Mining’s subsidiaries operate;

“First Mining Material Properties” means the Mineral Rights to the Hope Brook, Pickle Crow, Springpole and Duquesne properties, as more particularly set out in in the First Mining Disclosure Letter;

“First Mining Material Subsidiaries” means KCP Minerals Inc. Coastal Gold Corp., PC Gold Inc., Gold Canyon Resources Inc. and Clifton Star Resources Inc.;

“First Mining Proforma Financial Statements” means the unaudited proforma statement of financial position for First Mining dated as of May 2, 2016 setting out First Mining’s consolidated financial position on a proforma basis following completion of the Transaction, the acquisition by First Mining of Clifton Star Resources Inc., Goldrush Resources Ltd. and the Pitt Gold Property as well as a cash flow forecast showing First Mining’s anticipated cash flows for the 12 months following the Closing Date, a copy of which is attached as a schedule to the First Mining Disclosure Letter;

“First Mining Technical Reports” means the following:

(a)

the report entitled, “2015 Mineral Resource Estimate Technical Report for the Hope Brook Gold Project Newfoundland and Labrador Canada”, dated November 20, 2015 and effective January 12, 2015 and prepared by Michael Cullen, P. Geo;

(b)	the report entitled “Preliminary Economic Assessment for the Springpole Gold Project, Ontario, Canada”, dated May 3, 2013 and effective March 25, 2013 and prepared by SRK Consulting (Canada) Inc.;

(c)

the report entitled, “A Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” dated June 2, 2011” prepared by B. Terrence Hennessey, P.Geo., Alan J. San Martin, MAusIMM, and Sam J. Shoemaker, B.Sc., MAusIMM, Reg. Mem; and

(d)	the report entitled “43-101 Technical Report Resource Estimate of the Duquesne Gold Property” dated July 25, 2011 and prepared by Nicole Rious, Geo.;

“First Mining Shares” means the common shares in the authorized share structure of First Mining;

“Governmental Entity” means any:

(c)	multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank or Tribunal;

(d)	subdivision, agent, commission, board, or authority of any of the foregoing; or

(e)	quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Guarantee” means any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any like commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any Person;

“Hazardous Substance” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance the Release of which to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (a) any petroleum substances, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants and as issued by the International Accounting Standards Board, at the relevant time applied on a consistent basis;

“Interested Person” means any officer, director, shareholder, employee, consultant or advisor (excluding legal counsel, accountants, financial and other third party professional advisors of the Subsidiary in connection with this Agreement and the transactions contemplated herein) of or to the Subsidiary or any Person with which the Subsidiary or any of the foregoing does not deal at arm’s length within the meaning of the ITA (including a spouse, parent, child or sibling of any such Person);

“Intercompany Loan” means the unsecured intercompany loan payable by the Subsidiary to IntermediateCo in the amount of $9,160,348;

“Interim Period” means the period from and including the date hereof to and including the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article 8;

“ITA” means the Income Tax Act (Canada);

“Laws” means any and all laws (statutory, common or otherwise), statutes, regulations, statutory rules, regulatory instruments, principles of law, orders, injunctions, judgments, published policies and guidelines (to the extent that they have the force of law), and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Material Adverse Effect”, means any change, effect, development, event or occurrence that has an effect that is, or would reasonably be expected to cause, a Subsidiary Material Adverse Change or a First Mining Material Adverse Change, as applicable;

“material fact” and “material change” have the meanings set out in the Securities Act;

“Meeting Deadline” means July 1, 2016;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions;

“Mineral Rights” means all rights, whether direct or indirect, contractual or otherwise , for the exploration for or exploitation or extraction of mineral resources and reserves together with surface rights, water rights, royalty interests, fee interests, net profit interests, joint venture interests, carried interests and other leases, rights of way and enurements related to any such rights;

“misrepresentation” has the meaning set out in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NSR Agreement” means the net smelter royalty agreement to be entered into by Chalice and First Mining on the Closing Date, the form of which is attached to this Agreement as Exhibit A;

“OBCA” means the Business Corporations Act (Ontario);

“Outside Date” means the latest date by which the transactions contemplated by this Agreement are to be completed, which date, subject to the terms of this Agreement, shall be July 15, 2016 or such later date as may be agreed upon by the Parties; “Parties” means First Mining, Chalice and IntermediateCo and

“Party” means any one of them;

“Permitted Encumbrances” means the net smelter royalties affecting the Subsidiary Properties described in the Chalice Disclosure Letter;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Pre-Cameron Acquisition Period” means the period prior to February 4, 2014;

“Purchased Shares” means all of the outstanding Subsidiary Shares including, for greater certainty, the Subsidiary Shares to be issued in settlement of the Intercompany Loan;

“Recently Acquired Subsidiaries” means Coastal Gold Corp., Gold Canyon Resources Inc., PC Gold Inc., Goldrush Resources Ltd. and Clifton Star Resources Inc. each of which is a wholly owned subsidiary of First Mining;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of a notice without an objection being made) of Governmental Entities required in connection with the consummation of the Transaction;

“Release” means any release, spill, emission, discharge, leaking, pumping, dumping, escape, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the indoor or outdoor environment (including, ambient air, surface water, ground water, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property;

“Representative” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors;

“Securities Act” means the Securities Act (British Columbia);

“SEDAR” means the System for Electronic Disclosure Analysis and Retrieval;

“Subsidiary” means Cameron Gold Operations Ltd., a company existing under the laws of Ontario;

“Subsidiary Financial Statements” means the unaudited financial statements of the Subsidiary at as, and for the nine months ended, March 31, 2016;

“Subsidiary Material Adverse Change” means:

(f)

any change, effect, development, event or occurrence that, individually or in the aggregate, prevents, or would reasonably be expected to prevent the Chalice Parties from performing their material obligations under this Agreement in any material respect prior to the Outside Date; or

(g)

any change, effect, development, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, operations, condition, affairs, liabilities (contingent or otherwise), obligations (whether absolute, conditional or otherwise) or prospects of the Subsidiary other than any change, effect, development, event or occurrence:

	(i)	relating to the announcement of the execution of this Agreement or relating to the transactions contemplated by this Agreement;

	(ii)	relating to Canadian or global economic, financial, banking, securities or currency exchange market conditions in general;

	(iii)	affecting the worldwide gold mining industry in general, including any changes in the market price of gold;

	(iv)	relating to any effect resulting from an act of terrorism or any outbreak of hostilities or war (or any escalation or worsening thereof);

	(v)	relating to any natural disaster;

(vi)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against the Subsidiary) or in IFRS, in each case, to the extent necessary; or

(vii)	relating to any action taken by the Chalice Parties at the request of First Mining or that is required or contemplated by this Agreement;

provided, however, that the effect referred to in clauses (ii) through (vi) above does not primarily relate to (or have the effect of primarily relating to) the Subsidiary, or disproportionately adversely affect Subsidiary, compared with other companies of a similar size operating in the industry and jurisdiction in which the Subsidiary operates;

“Subsidiary Material Agreements” means the agreements, indentures, contracts, leases, licenses, options, instruments and other commitments set forth in Schedule 3.1.22 of the Chalice Disclosure Letter;

“Subsidiary Licenses” has the meaning set out in Section 3.1.30;

“Subsidiary Properties” means the Mineral Rights to the Cameron Gold Project and all other Mineral Rights held by the Subsidiary;

“Subsidiary Shares” means shares of the Subsidiary;

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

“Taxes” means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, production taxes, severance taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, mining duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Third Party” means any Person other than the Chalice Parties or First Mining;

“Transfer” means any sale, grant, assignment, Encumbrance, conveyance or other transfer whether pursuant to a private transaction or pursuant to the facilities of a stock exchange;

“Tribunal” means:

(a)	any court (including a court of equity);

(b)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(c)	any securities commission, Canadian, U.S. or Australian stock exchange or other regulatory or self-regulatory body; and

(d)	any arbitrator or arbitration tribunal;

“TSX” means the Toronto Stock Exchange; and

“TSX-V” means the TSX Venture Exchange.

1.2          Interpretation Not Affected by Headings, etc. The division of this Agreement into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references in this Agreement to a “Section” followed by a number and/or a letter refer to the specified section of this Agreement, and all references in this Agreement to an Exhibit followed by a letter refer to the specified Exhibit to this Agreement. Unless otherwise indicated, the terms “this Agreement”, “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Agreement (including the Exhibits hereto), as amended or supplemented from time to time pursuant to the applicable provisions hereof, and not to any particular section or other portion hereof.

1.3          Currency. All sums of money referred to in this Agreement are expressed in lawful money of Canada unless otherwise stated.

1.4          Number, etc. Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5          Date For Any Action. In the event that any date on which any action is required to be taken hereunder by any of the Parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6          Entire Agreement. This Agreement constitute, together with the Confidentiality Agreement, the entire agreement among the Parties with respect to the Transaction and other transactions contemplated hereby and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect thereto, other than the Confidentiality Agreement. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

1.7          Accounting Matters. Unless otherwise indicated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS and past practice.

1.8          Construction. In this Agreement, unless otherwise indicated:

(a)

the words “include”, “including” or “in particular”, when following any general term or statement, shall not be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as permitting the general term or statement to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(b)

a reference to a statute means that statute, as amended and in effect as of the date of this Agreement, and includes each and every regulation and rule made thereunder and in effect as of the date hereof; and

(c)	where a word, term or phrase is defined, its derivatives or other grammatical forms have a corresponding meaning.

1.9          Knowledge. In this Agreement, the phrase “to the knowledge of” any Person, “to the best knowledge of” any Person, “known to” any Person, “of which it is aware” or any similar phrase means, unless otherwise indicated, (a) with respect to any Person who is an individual, the actual knowledge of such Person, and (b) with respect to any Person who is not an individual, the actual knowledge of the senior officers and directors of such Person and its affiliates after reasonable enquiry, and to the extent that such reasonable enquiry was not conducted, includes the knowledge that a reasonable Person would have had if such reasonable enquiry had been conducted.

1.10          Ordinary Course of Business. In this Agreement the phrase “in the ordinary course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (a) those activities that are normally conducted by Persons engaged in the exploration for precious metals deposits in the applicable jurisdictions and in the development and production of such deposits and/or (b) the ordinary course of business conduct of a Party (or its subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party.

1.11          Exhibits. The following Exhibits are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form an integral part hereof:

Exhibit A     -      NSR Agreement

ARTICLE 2
PURCHASE AND SALE

2.1          Purchase and Sale. Subject to the terms and conditions of this Agreement, First Mining agrees to purchase, and IntermediateCo agrees to sell, assign and transfer to First Mining, the Purchased Shares free and clear of all Encumbrances on the Closing Date.

2.2          Purchase Price. The aggregate purchase price payable by First Mining for the Purchased Shares shall be satisfied by the issuance of the Consideration Shares to IntermediateCo or its nominee as IntermediateCo may direct.

2.3          Resale Restrictions.

(a)	The Chalice Parties acknowledge and agree that they will not and undertake to procure any nominee of IntermediateCo does not:

	(i)	Transfer any of the Consideration Shares to any Person prior to the date which is four months following the Closing Date;

(ii)

Transfer more than 4,032,605 Consideration Shares in any particular month during the period from the date which is four months following the Closing Date to the date which is 12 months following the Closing Date, provided, however, that the Chalice Parties may Transfer Consideration Shares in excess of such monthly amount in a single block to a purchaser acceptable to First Mining, acting reasonably;

	(iii)	notwithstanding the above, transfer any of the Consideration Shares to any Person in breach of Chapter 6D of the Corporations Act; and

(iv)

Transfer any of the Consideration Shares to any Person if such Transfer would result in First Mining becoming obliged to deliver a prospectus, registration statement or other disclosure document to any Person or becoming subject to any reporting or other continuous disclosure obligations in Australia or any other jurisdiction (other than those jurisdictions in which First Mining is already obligated to deliver such documents).

(b)

For greater certainty, the Chalice Parties acknowledge that the Consideration Shares will be issued pursuant to available prospectus exemptions under Canadian Securities Laws and will be subject to a four month statutory hold period in accordance with Canadian Securities Law.

2.4          Net Smelter Royalty. On the Closing Date, in furtherance of the Transaction contemplated hereunder, the Subsidiary and Chalice shall enter into the NSR Agreement.

2.5          Tax Elections. If determined necessary, in the reasonable opinion of either First Mining or the Chalice Parties, the Parties shall jointly prepare a file a joint election under Subsection 85(1) of ITA.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Chalice Parties. Except as disclosed in the Chalice Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), and subject to the qualification that the representations and warranties of the Chalice Parties in Sections 3.1.8, 3.1.9, 3.1.11, 3.1.12, 3.1.14(e), 3.1.14(f), 3.1.14(g), 3.1.14(i), 3.1.14(k), 3.1.22, 3.1.25, 3.1.29(b), 3.1.29(c), 3.1.29(g), 3.1.29(h), 3.1.31, 3.1.33(a), 3.1.33(b), 3.1.33(c), 3.1.33(e), 3.1.33(f), 3.1.35(a), 3.1.35(c), 3.1.35(e), 3.1.36, 3.1.37, 3.1.38 and 3.1.39, to the extent they are given with respect to the Subsidiary and with respect to matters that occurred or actions that were taken during the Pre-Cameron Acquisition Period, are given only to the knowledge of the Chalice Parties, the Chalice Parties hereby jointly and severally represent and warrant to and in favour of First Mining as follows and acknowledge that First Mining is relying on such representations and warranties in connection with the transactions herein contemplated:

3.1.1

Incorporation and Organization. Each of the Chalice Parties and the Subsidiary is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation, is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted and is in good standing with respect to the filing of annual returns or the equivalent. The Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. True and complete copies of the constating documents of the Subsidiary have been provided to First Mining and no amendments to such constating documents have been authorized which have not been provided to First Mining.

3.1.2	Capitalization and Ownership.

(a)

The authorized capital of the Subsidiary consists of an unlimited number of common shares and 220,000 preferred shares of which, as of the date hereof, 1,001,013,678 common shares are issued and outstanding.

(b)

IntermediateCo is the sole beneficial and registered owner of all of the outstanding shares in the capital of the Subsidiary with good title, free and clear of all Encumbrances other than those restrictions on transfer contained in the constating documents of the Subsidiary. The Subsidiary Shares are not subject to any voting trust, pooling agreement, shareholder agreement, voting agreement or other contract, arrangement or understanding with respect to the voting of the Subsidiary Shares or any of them. Upon completion of the transactions contemplated by this Agreement, First Mining will have good and valid title to the Purchased Shares, free and clear of all Encumbrances other than those restrictions on transfer contained in the constating documents of the Subsidiary.

(c)

Except for First Mining’s right to purchase the Purchased Shares hereunder, no Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of the Subsidiary or the purchase or other acquisition from the Subsidiary of any of its undertakings, business or assets.

(d)

The Subsidiary does not own, beneficially, any shares in the capital of any corporation, and the Subsidiary does not hold any securities or obligations of any kind convertible into or exchangeable for shares in the capital of any corporation. The Subsidiary is not a party to any agreement to acquire any shares in the capital of any corporation.

3.1.3	Authority and No Violation.

(a)

Each of the Chalice Parties has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and, subject to obtaining the Chalice Shareholder Approval, to consummate the Transaction. The execution and delivery of this Agreement and such other documents by the Chalice Parties and the consummation by the Chalice Parties of the transactions contemplated by this Agreement and such other documents have been duly authorized by the directors of the Chalice Parties and no other corporate proceedings on the part of the Chalice Parties are necessary to authorize this Agreement or the transactions contemplated hereby, other than the receipt of the Chalice Shareholder Approval.

(b)

This Agreement has been duly executed and delivered by the Chalice Parties and constitutes a legal, valid and binding obligation, enforceable against each of them in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by the Chalice Parties in connection with the transactions contemplated herein will be duly executed and delivered by the Chalice Parties and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against each of them in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by the Chalice Parties in connection with the transactions contemplated herein, the execution and delivery by the Chalice Parties of this Agreement and such other documents, and the performance by the Chalice Parties of their obligations hereunder and the completion of the transactions contemplated hereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default or require any consent (other than such as has already been obtained), to be obtained under, or give rise to any termination rights or payment obligation under, any provision of:

	(A)	the constating documents of either of the Chalice Parties or the Subsidiary;

	(B)	any resolutions of the directors of either of the Chalice Parties or the Subsidiary (or any committee thereof) or shareholders;

	(C)	any applicable Laws, subject to obtaining any required approval of the TSX and the ASX to the transactions contemplated herein; or

	(D)	any license or registration or any agreement, contract or commitment, written or oral, which the Subsidiary is a party to or bound by or subject to;

(ii)

result in the imposition of any Encumbrance upon any of the Subsidiary Shares or any of the assets of the Subsidiary or restrict, hinder, impair or limit the Subsidiary’s ability to carry on its business as and where it is now being carried on or as and where it may be carried on in the future; or

(iii)	result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person.

(d)

No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by the Chalice Parties in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by the Chalice Parties of the transactions contemplated hereby or thereby, other than:

	(i)	the Chalice Shareholder Approval;

	(ii)	any required approval of the TSX and the ASX to the transactions contemplated herein; and

(iii)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on the Subsidiary immediately after the Closing Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on the Subsidiary.

3.1.4

No Defaults. The Subsidiary is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on the Subsidiary.

3.1.5

Reporting Issuer Status. The Subsidiary is not a “reporting issuer” in any jurisdiction of Canada or the equivalent in any jurisdiction no shares or other securities of the Subsidiary are listed or posted for trading on any stock exchange.

3.1.6	Financial Matters.

(a)	The Subsidiary Financial Statements present fairly, in all material respects:

	(i)	all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of the Subsidiary as March 31, 2016; and

	(ii)	the revenues, earnings, results of operations and cash flows of the Subsidiary for the respective period covered thereby.

(b)

The Subsidiary has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in the Subsidiary Financial Statements.

3.1.7	Business Carried on in Ordinary Course. The Business has been carried on in the ordinary course since March 31, 2016 and since such date:

(a)	there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to the Subsidiary;

(b)	there has not been any material write-down of any assets of the Subsidiary;

(c)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to the Subsidiary has been incurred;

(d)

the Subsidiary has not acquired or sold, pledged, leased, encumbered or otherwise disposed of any material property or assets or incurred or committed to incur any capital expenditures, as of the date hereof, nor has the Subsidiary agreed to do any of the foregoing;

(e)	there has not been any acquisition or sale, lease, license, expiry or other disposition by the Subsidiary of any interest in any Mineral Rights;

(f)	the Subsidiary has not entered into any Subsidiary Material Agreement or amended, modified, relinquished, terminated or failed to renew any Subsidiary Material Agreement;

(g)	there has not been any satisfaction or settlement of any material claim, liability or obligation of the Subsidiary;

(h)	the Subsidiary has not made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(i)

there has been no waiver by the Subsidiary or agreement to waive, any right of substantial value and Subsidiary has not entered into any commitment or transaction where such right, commitment or transaction is or would be material in relation to the Subsidiary or its Business; and

(j)	the Subsidiary has not agreed, announced, resolved or committed to do any of the foregoing.

3.1.8

Partnerships or Joint Ventures. Except as disclosed in Schedule 3.1.8 of the Chalice Disclosure Letter, the Subsidiary is not a partner or participant in any partnership, joint venture, profit-sharing arrangement or other business combination of any kind and is not party to any agreement under which it agrees to carry on any part of its Business or any other activity in such manner or by which it agrees to share any revenue or profit with any other Person.

3.1.9

Minute Books and Corporate Records. The minute and record books of the Subsidiary contain complete and accurate minutes in all material respects of all meetings of, and copies of all resolutions passed by, or consented to in writing by, its directors (and any committees thereof) and shareholders since (date of acquisition by Chalice), all such meetings were duly called and held and all such resolutions were duly passed or enacted. The registers of shareholders, registers of transfers, registers of directors and other corporate registers of the Subsidiary are complete and accurate in all material respects. The Subsidiary is not a party to or bound by or subject to any shareholder agreement or unanimous shareholder agreement governing its affairs or the relationships, rights and duties of shareholders.

3.1.10

Accuracy of Books and Records. The financial books and records of the Subsidiary fairly and correctly set out and disclose in all material respects, in accordance with IFRS (other than the presentation requirements of IFRS), its financial position as at the date hereof and all material financial transactions have been accurately recorded in such books and records on a consistent basis and in conformity with IFRS. All records, systems, controls, data or information (including any digital, electronic, mechanical, photographic or other technological process or device whether computerized or not) required to operate the Business are in the full possession and control of and are owned exclusively by the Subsidiary.

3.1.11	Guarantees. The Subsidiary is not a party to or bound by or subject to any Guarantee.

3.1.12	Interested Persons.

(a)	No payment has been made or authorized by the Subsidiary to or for the benefit of any Person who was at the applicable time an Interested Person.

(b)	The Subsidiary is not a party to or bound by or subject to any agreement, contract or commitment with any Interested Person.

(c)	The Subsidiary does not have any loan or indebtedness outstanding to any Interested Person.

(d)	No Interested Person owns, directly or indirectly, in whole or in part, any property used in the operation of the Business as heretofore carried on.

(e)	No Interested Person has any cause of action or other claim whatsoever against, or owes any amount to, the Subsidiary.

3.1.13

Real Property. The Subsidiary does not own or have any interest in, and is not a party to or bound by or subject to any agreement, contract or commitment, or any option to purchase, any real or immovable property.

3.1.14	Mineral Rights.

(a)

Except as disclosed in Schedule 3.1.14 of the Chalice Disclosure Letter, the Subsidiary is the sole legal and beneficial owner of all right, title and interest to the Cameron Gold Project, free and clear of any Encumbrances other than Permitted Encumbrances.

(b)	Schedule 3.1.14 to the Chalice Disclosure Letter contains a complete and accurate list of all of the Subsidiary’s Mineral Rights.

(c)	The Subsidiary Properties have been properly located and recorded in compliance with applicable Law and are valid and subsisting.

(d)

The Subsidiary Properties are in good standing under applicable Law and, to the knowledge of the Chalice Parties, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, royalties, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(e)

The Subsidiary has not elected or refused to participate in any exploration, development or other operations with respect to the Subsidiary Properties which has or may give rise to any penalties, forfeitures or reduction of its interest by virtue of any conversion or other alteration occurring under the title and operating documents which govern the Subsidiary Properties.

(f)

There is no material adverse claim against or challenge to the title to or ownership of the Subsidiary Properties. The Chalice Parties are not aware of any defects, failures or impairments in the title of the Subsidiary to the Subsidiary Properties whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect in respect of the Subsidiary.

(g)

Except as disclosed in Schedule 3.1.14 of the Chalice Disclosure Letter, there are no back-in rights, earn-in rights, farm-in rights, streaming arrangements, purchase options, rights of first refusal or similar provisions or rights or any agency marketing fees, volume or production based payments or any other arrangements or payments (actual or contingent) which would affect or entitle any Person to receive any payment in connection with the Subsidiary’s interest in the Subsidiary Properties, or the production or sale of minerals therefrom.

(h)

To the knowledge of the Chalice Parties, there are no material restrictions on the ability of the Subsidiary to use, transfer or exploit the Subsidiary Properties, except pursuant to the applicable Laws.

(i)

The Subsidiary has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Subsidiary under any lease, contract or other agreement pertaining to the Subsidiary’s Properties or to its other material assets or properties and each such lease, contract or other agreement is enforceable and in full force and effect.

(j)

The Subsidiary has those surface rights, including leases, easements, rights of way and permits or licenses from landowners or Governmental Entities permitting the use of land by the Subsidiary, and other interests that are required to explore and develop the Subsidiary Properties based on current operations and no third party or group holds any such rights that would be required by the Subsidiary to develop the Subsidiary Properties.

(k)

Neither the Chalice Parties nor the Subsidiary has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of the Subsidiary in any of the Subsidiary Properties.

(l)

The Chalice Parties have provided First Mining with access to full and complete copies of all material exploration information and data within their possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Subsidiary Properties and the Subsidiary has the sole right, title and ownership of all such information, data, reports and studies.

3.1.15	Technical Reports; Mineral Resources.

(a)

The Cameron Gold Project Technical Report reasonably presents the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Chalice Parties do not have knowledge of a material adverse change in any production, cost, price, resources or other relevant information provided since the date such information was provided and there has been no change of which the Chalice Parties are or should be aware that would disaffirm or change any aspect of the Cameron Gold Project Technical Report (including the amount of any mineral resources set out therein) or that would require the filing of a new technical report under NI 43-101.

(b)

The Chalice Parties have made available to the authors of the Cameron Gold Project Technical Report, prior to the issuance thereof, for the purpose of preparing such report, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

3.1.16	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect with respect to the Subsidiary:

(a)

all rentals, royalties, overriding royalty interests, production payments, net profit interests, burdens, payments and obligations due and payable, or to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, the Subsidiary Properties have been duly paid, duly performed, or otherwise provided for prior to the date hereof;

(b)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements relating to the Subsidiary Properties to which the Subsidiary is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business;

(c)

to the knowledge of the Chalice Parties, as of the date of this Agreement there are no operational, geotechnical, geochemical or structural issues, social conflicts or limitations to surface rights, relating to the exploration and development of the Subsidiary Properties; and

(d)

any and all operations of the Chalice Parties and the Subsidiary and, to the knowledge of the Chalice Parties, any and all operations by third parties, on or in respect of the Subsidiary Properties have been conducted in accordance with reasonable and prudent Canadian mining industry practices and in compliance with applicable Laws.

3.1.17

Title to Assets. The Subsidiary has good and marketable title to all its property and assets including, without limitation, the properties and assets described in the Subsidiary Financial Statements and the properties and assets used in or required to operate the Business free and clear of all Encumbrances other than Permitted Encumbrances.

3.1.18

Employment and Employee Matters. The Subsidiary does not now have any full time and part time employees, independent contractors or other non- employees who supply their services under personal services contracts or other consulting agreements (whether written or oral).

3.1.19

Debt Instruments. Other than the Intercompany Loan, the Subsidiary is not bound by or subject to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument.

3.1.20

Leases and Leased Property. The Subsidiary is not a party to or bound by or subject to nor has the Subsidiary agreed or become bound to enter into, any real or personal property lease or sublease or other right of occupancy relating to real property, whether as lessor or lessee.

3.1.21

Insurance. The Subsidiary does not maintain any insurance coverage except as disclosed in Schedule 3.1.21 of the Chalice Disclosure Letter. The policies and the coverage disclosed in Schedule 3.1.21 of the Chalice Disclosure Letter are in full force and effect and the Subsidiary is in good standing under each policy and there is no claim outstanding under any such policy.

3.1.22

Material Agreements. Except for the Subsidiary Material Agreements listed in Schedule 3.1.22 of the Chalice Disclosure Letter, as of the date of this Agreement, the Subsidiary is not a party to or bound by or subject to any contract, agreement, indenture, lease, deed of trust, license, option instrument or other commitment.

3.1.23

No Breach of Material Agreements. The Subsidiary has performed all of the material obligations required to be performed by it, and are entitled to all benefits under, and is not in default in respect of, any Subsidiary Material Agreement to which it is a party. Each of the Subsidiary Material Agreements is: (a) enforceable by the Subsidiary in accordance with its terms (subject to any limitation under bankruptcy, insolvency or other Laws affecting creditors’ rights generally and to general principles of equity); (b) in full force and effect, unamended, and there exists no breach thereof or default or event of default or event, occurrence, condition or act with respect to the Subsidiary, or, to the Chalice Parties’ knowledge, with respect to the other contracting party or otherwise that, with or without the giving of notice, the lapse of time or the happening of any other event or conditions and but for any waiver or extension granted by the other contracting party, would (i) become a default or event of default under any Subsidiary Material Agreement, or (ii) result in the loss or expiration of any right or option by the Subsidiary (or the gain thereof by any third party) under any Subsidiary Material Agreement. The Chalice Parties have delivered a true, correct and complete copy of each of the Subsidiary Material Agreements to First Mining.

3.1.24

Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of the Subsidiary) in progress, pending, or to the knowledge of the Chalice Parties, threatened, against or affecting the Subsidiary at law or in equity, or before or by any Governmental Entity which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect on the Subsidiary. There is no judgment, decree, injunction, ruling, order or award of any Tribunal outstanding against or affecting the Subsidiary. The Chalice Parties are not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success, and does not have any present plans or intentions to initiate any litigation, arbitration or other proceedings against any third party.

3.1.25

Compliance with Applicable Laws. The Subsidiary conducted and is conducting and, to the knowledge of the Chalice Parties, conducted, its Business in compliance in all material respects with all applicable Laws, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its Business, so as to enable its Business to be carried on as now conducted and its property and assets to be so owned or leased. The Subsidiary has not received notice of any violation of applicable Laws in any jurisdiction.

3.1.26	Banking Information. Schedule 3.1.26 of the Chalice Disclosure Letter sets forth and describes:

(a)

the name and location (including municipal address) of each bank, trust company or other institution in which the Subsidiary has an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto; and

(b)	the name of each Person holding a general or special power of attorney from the Subsidiary and a summary of the terms thereof.

3.1.27	Current Assets. As of the date of this Agreement, the only current assets of the Subsidiary is cash and other deposits held at financial institutions.

3.1.28

Insolvency. No act or proceeding has been taken by or against the Chalice Parties or the Subsidiary in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Chalice Parties or the Subsidiary or for the appointment of a trustee, receiver, manager or other administrator of the Chalice Parties or the Subsidiary or any of their respective properties or assets nor, to the knowledge of the Chalice Parties, is any such act or proceeding threatened. Neither the Chalice Parties nor the Subsidiary has sought protection under the

Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither the Subsidiary nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Subsidiary to conduct its Business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Transaction.

3.1.29	Tax Matters.

(a)	IntermediateCo is not a non-resident of Canada within the meaning of Section 116 of the ITA.

(b)

Save for the requirement to file Tax Returns in respect of income taxes for the current taxation year (which return is not yet due), and any income Tax Return which is required to be filed as a result of or in connection with the transactions contemplated herein, the Subsidiary has duly filed in the prescribed manner and within the prescribed time all Tax Returns required to be filed by it on or before the date hereof with any taxing or regulatory authority to which it is subject and each such Tax Return was complete and accurate at the time filed.

(c)

The Subsidiary has paid all Taxes and installments on account of Taxes that are due and payable by it, and any interest, penalties and fines in connection therewith, properly due and payable, and has paid all of same in connection with all known assessments, reassessments and adjustments.

(d)

To the knowledge of the Chalice Parties, the Subsidiary has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including all goods and services, harmonized sales, value added, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(e)

There are no Taxes or fines in respect of Taxes claimed by any Governmental Entity against the Subsidiary or which are known to the Chalice Parties to be due and owing by the Subsidiary and, to the knowledge of the Chalice Parties, there are no pending or threatened reassessments by any Governmental Entity in respect of Taxes owing by the Subsidiary, and there are no matters of dispute or under discussion with any Governmental Entity relating to Taxes or fines in respect of Taxes asserted by any such Governmental Entity against the Subsidiary.

(f)

The Subsidiary Financial Statements fully reflect accrued liabilities as at March 31, 2016 for all Taxes which were not yet then due and payable and for which Tax Returns were not yet then required to be filed. There are no actions, suits, investigations or proceedings and no assessment, reassessment or request for information in progress, pending or, to the knowledge of the Chalice Parties, threatened against or affecting the Subsidiary in respect of Taxes nor are any issues under discussion with any taxing authority relating to any matters which could result in claims for additional Taxes.

(g)

There are no agreements, waivers or other arrangements made by the Subsidiary providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by the Subsidiary.

(h)

The Subsidiary has withheld the amount of all Taxes and other deductions required under any applicable Laws to be withheld from each payment made by it and has paid all amounts withheld which are due and payable before the date hereof and all installments of Taxes which are due and payable before the date hereof to the relevant taxing or other authority within the time prescribed under any applicable Laws.

3.1.30

Licenses. Schedule 3.1.30 of the Chalice Disclosure Letter sets out a complete and accurate list of all material licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or similar type) relating to the current Business (the “Subsidiary Licenses”), and there are no other material licenses, permits, approvals, consents, certificates, registrations, or authorizations, necessary to carry on its Business as presently carried on or to own or lease any of the material property or assets utilized by the Subsidiary. Each Subsidiary License is valid and subsisting and in good standing and there is no default or breach of any Subsidiary License and, to the best of the knowledge of the Chalice Parties, no proceeding is pending or threatened to revoke or limit any Subsidiary License. No Subsidiary License is non-renewable, expires within 12 months or contains any burdensome term, provision, condition or limitation which has or could have a Material Adverse Effect on the Subsidiary or the Business.

3.1.31

No Business Restrictions. There is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which the Subsidiary is party or which is otherwise binding upon the Subsidiary which has or reasonably could be expected to have the effect of prohibiting or impairing any business practice of the Subsidiary, any acquisition of property (tangible or intangible) by the Subsidiary or the conduct of business by the Subsidiary, as currently conducted or proposed to be conducted.

3.1.32

Liabilities. There are no material liabilities of the Subsidiary of any kind (whether accrued, absolute, contingent or otherwise and whether matured or unmatured) existing on the date hereof except for the Intercompany Loan.

3.1.33	Environmental.

(a)

The operation of the Business by the Subsidiary, the property and assets owned or used by the Subsidiary and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws. The Subsidiary has complied with all reporting and monitoring requirements under all Environmental Laws. The Subsidiary has not received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and the Subsidiary has not been convicted of an offence of non-compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction.

(b)

The Subsidiary has obtained all material Environmental Permits necessary to conduct its Business and to own, use and operate its properties and assets, all such Environmental Permits are in full effect, no appeal or other action is pending to revoke any such Environmental Permit and the operation of the Business of the Subsidiary, the property and assets owned by the Subsidiary and the use, maintenance and operation thereof are and, to the knowledge of the Chalice Parties with respect to the Pre-Cameron Acquisition Period, have been in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, the Subsidiary has filed all applications necessary to renew or obtain any necessary permits, licenses, or authorizations in a timely fashion so as to allow it to continue to operate its Business in compliance with applicable Environmental Laws, and the Chalice Parties do not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of the Subsidiary.

(c)

The Subsidiary has, at all times, used, generated, treated, stored, transported, disposed of or otherwise handled its Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)	To the knowledge of the Chalice Parties, there is no reasonable basis upon which the Subsidiary could become responsible for any material clean up or corrective action under any Environmental Laws.

(e)

All audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters relating to the Subsidiary have been made available to First Mining and are contained on the Chalice Datasite.

(f)

There are no present events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by the Subsidiary with the Environmental Laws as in effect on the date hereof or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by the Subsidiary of any Hazardous Substances.

3.1.34

Intellectual Property. To the knowledge of the Chalice Parties, the operation of the Business by the Subsidiary does not infringe or misappropriate the intellectual property rights of any Person, violate the rights of any Person (including rights to privacy or publicity) or constitute unfair competition or trade practices under the Laws of any applicable jurisdiction.

3.1.35	Aboriginal Affairs.

(a)

There is no Aboriginal Claim of which either the Subsidiary or the Chalice Parties, which has been made or, to the knowledge of the Chalice Parties threatened with respect to any Subsidiary Property or any authorization issued by any Governmental Entity in respect of, or otherwise related to the Subsidiary or the Subsidiary Properties.

(b)

To the knowledge of the Chalice Parties, no other Person, including Persons representing or purporting to represent an Aboriginal Group, and no Aboriginal Group, has asserted any right or interest of any kind whatsoever, relating to any of the Subsidiary Properties.

(c)	There are no agreements between the Subsidiary and any Aboriginal Group or between the Chalice Parties and any Aboriginal Group which relate to any of the Subsidiary Properties.

(d)

Neither of the Chalice Parties nor, to the knowledge of the Chalice Parties, the Subsidiary has received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or any Persons representing or purporting to represent an Aboriginal Group of the exercise or assertion of any Aboriginal Claim in the area of the Subsidiary Properties or of an impact on any asserted Aboriginal Claim involving any works on the Subsidiary Properties.

(e)

There has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to any of the Subsidiary Properties or otherwise affecting any of the Subsidiary Properties, nor has any responsible official of any Aboriginal Group threatened the Chalice Parties or the Subsidiary with any blockade or other program of civil disobedience with respect to any of the Subsidiary Properties or which could reasonably be expected to affect the Subsidiary Properties.

3.1.36

Non-Governmental Organizations and Community Groups. No dispute between the Subsidiary and any non-governmental organization, community, community group, civil organization or Aboriginal Group exists or is threatened or imminent with respect to any of the Subsidiary’s properties or exploration activities. The Chalice Parties have provided First Mining and First Mining’s Representatives with full and complete access to all material correspondence received by the Chalice Parties and the Subsidiary or their respective Representatives from any non-governmental organization, community, community group, civil organization or Aboriginal Group.

3.1.37

No Option on Assets. Except as contained in the Chalice Datasite, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Chalice Parties or the Subsidiary of any of the material assets of the Subsidiary other than pursuant to the transactions contemplated in this Agreement.

3.1.38

Other Negotiations. Neither any of the Chalice Parties nor the Subsidiary (a) has entered into any agreement that conflicts with any of the transactions contemplated by this Agreement, or (b) has entered into any agreement or had any discussions with any Person regarding any transaction involving the Chalice Parties or the Subsidiary which could reasonably be expected to result in any of First Mining, the Subsidiary, or to the knowledge of the Chalice Parties any of their respective officers, directors or employees being subject to any claim for liability to such Person as a result of entering into this Agreement or consummating the transactions contemplated hereby.

3.1.39

Dividends and Distributions. The Subsidiary has not paid or declared any dividend or made any distribution in respect of its capital, or redeemed or otherwise acquired any of its capital, or redeemed or purchased or otherwise acquired any of its capital, or reduced its authorized capital or issued capital, or agreed, or otherwise committed to do any of the foregoing.

3.1.40	No Collateral Benefits. To the knowledge of the Chalice Parties, no related party of the Chalice Parties or the Subsidiary:

(a)	is a party to any connected transaction to the Transaction; or

(b)	is entitled to receive as a consequence of the Transaction or the other transactions contemplated by this Agreement any collateral benefit.

The terms “related party”, “connected transaction”, and “collateral benefit” are used in this paragraph as defined in MI 61-101.

3.1.41

Advisory Fees. There is no investment banker, broker or finder or other intermediary that has been retained by or authorized to act on behalf of the Subsidiary who might be entitled to any fee, commission or reimbursement of expenses from the Subsidiary upon consummation of the Transaction.

3.1.42

Australian Securities Laws. To the knowledge of the Chalice Parties, the issuance of the Consideration Shares (including to any nominee of IntermediateCo) will not be in breach of Chapter 6D of the Corporations Act and will not trigger an obligation to prepare and file a registration statement, offering memorandum, prospectus, offering circular or similar document, or any other report with the Australian Securities Authority or cause First Mining to become subject to continuous disclosure reporting obligations in Australia.

3.1.43

Full Disclosure. The Chalice Disclosure Letter and the Chalice Datasite taken together disclose all material facts related to the Subsidiary and its current business, financial condition, assets, liabilities and operations. The representations and warranties of the Chalice Parties contained in this Agreement, the statements of the Chalice Parties contained in the Chalice Disclosure Letter and in any certificate furnished to First Mining pursuant to any provision of this Agreement and all information provided by the Chalice Parties to First Mining in relation to First Mining's due diligence requests are true and correct in all material respects and do not contain any misrepresentation.

3.2          Representations and Warranties of First Mining. Except as disclosed in the First Mining Disclosure Letter (which, except as expressly stated therein, shall make reference to the applicable section below in respect of which such qualification is being made), First Mining represents and warrants to and in favour of the Chalice Parties as follows and acknowledges that the Chalice Parties are relying upon such representations and warranties in connection with the transactions herein contemplated:

3.2.1

Incorporation and Organization. First Mining and each of the First Mining Material Subsidiaries is a corporation duly incorporated under the laws of its respective jurisdiction of incorporation, is validly subsisting, has full corporate and legal power and authority to own, lease and operate the properties currently owned, leased and operated by it and to conduct its business as currently conducted, and is in good standing with respect to the filing of annual returns. Each of First Mining and the First Mining Material Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation or organization authorized to do business in all jurisdictions in which the character of the properties owned, leased or operated or the nature of the business conducted by it would make such qualification or licensing necessary. No proceedings have been instituted or are pending for the dissolution or liquidation of First Mining or any of the First Mining Material Subsidiaries.

3.2.2

Capitalization. The authorized capital of First Mining consists of an unlimited number of First Mining Shares, of which, as of the date hereof, 365,623,010 First Mining Shares are issued and outstanding. All outstanding First Mining Shares have been duly authorized and are validly issued, are fully paid and non-assessable and were issued in compliance with the articles of First Mining. The Consideration Shares to be issued pursuant to the Transaction will, when issued and delivered, be duly and validly issued by First Mining on their respective dates of issue as fully paid and non-assessable shares and will not be issued in violation of the terms of any agreement or other understanding binding upon First Mining at the time that such shares are issued and will be issued in compliance with the constating documents of First Mining.

3.2.3	Authority and No Violation.

(a)

First Mining has all requisite corporate power and authority to enter into this Agreement and the documents required to be executed by it in connection with the transactions contemplated herein, to perform its obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement by First Mining and such other documents by First Mining and the consummation by First Mining of the transactions contemplated by this Agreement and such other documents have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the transactions contemplated hereby.

(b)

This Agreement has been duly executed and delivered by First Mining and constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity. All documents required to be executed by First Mining in connection with the transactions contemplated herein will be duly executed and delivered by First Mining and, when so executed and delivered, will constitute a legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(c)

The approval of this Agreement and the other documents required to be executed by First Mining in connection with the transactions contemplated herein, the execution and delivery by First Mining of this Agreement and such other documents, the performance by it of its obligations hereunder and the completion of the Transaction and the transactions contemplated thereby, will not:

(i)

conflict with, result in a violation or breach of, constitute a default, or require any consent (other than such as has already been obtained) to be obtained under, or give rise to any termination rights or payment obligation under any provision of:

		(A)	its notice of articles or articles;

		(B)	any resolutions of its board of directors (or any committee thereof) or shareholders;

		(C)	any applicable Laws, subject to obtaining authorization for listing of the Consideration Shares on the TSX-V; or

		(D)	any license or registration or any agreement, contract or commitment, written or oral, which First Mining is a party to or bound by or subject to.

(d)

No consent, approval, order, registration, notice, declaration or filing with, any Governmental Entity or other Person is required to be obtained by First Mining in connection with the execution and delivery of this Agreement or any of the other documents contemplated hereby, or the consummation by First Mining of the transactions contemplated hereby or thereby other than:

	(i)	obtaining authorization for listing of the Consideration Shares on the TSX- V; and

(ii)

any other consents, approvals, orders, authorizations, declarations or filings of or with a Governmental Entity which are purely of an administrative nature and which could be completed or obtained without Material Adverse Effect on First Mining immediately after the Closing Date or which, if not obtained, would not in the aggregate have a Material Adverse Effect on First Mining.

3.2.4

No Defaults. Neither First Mining nor any First Mining Material Subsidiary is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement, license or franchise to which it is a party which would, if terminated due to such default, cause a Material Adverse Effect on First Mining.

3.2.5

First Mining Material Subsidiaries. First Mining or one or more of the First Mining Material Subsidiaries is the sole beneficial and registered owner of all of the outstanding shares in the capital of each of the First Mining Material Subsidiaries, with good and marketable title thereto, free and clear of all Encumbrances. No Person has any other agreement, option, commitment, arrangement, or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement, option or commitment (including any such right or privilege under convertible securities, warrants or convertible obligations of any nature) for the purchase, subscription, allotment or issuance of, or conversion into, any of the issued or unissued shares or any other securities of any of the First Mining Material Subsidiaries or the purchase or other acquisition from any of the First Mining Material Subsidiaries of any of their undertakings, business or assets.

3.2.6	Reporting Issuer; Public Documents.

(a)	First Mining is a reporting issuer in each of the provinces of Canada, and is not on the list of reporting issuers in default under applicable Canadian Securities Laws.

(b)

The First Mining Shares are listed and posted for trading on the TSX-V and the Frankfurt Stock Exchange and are quoted on the OTCQB. The First Mining Shares are not listed or quoted on any other market. First Mining is in compliance in all material respects with the rules and policies of the TSX-V.

(c)

First Mining is not subject to any cease trade or other order of any Governmental Entity, and, to the knowledge of First Mining, no inquiry, review or investigation (formal or informal) or other proceedings involving First Mining that may operate to prevent or restrict trading of any securities of First Mining are currently in progress or pending before any Governmental Entity.

(d)

First Mining has filed all documents required to be filed by it in accordance with applicable Canadian Securities Laws and the rules and policies of the TSX-V. The First Mining Information Record includes a true and complete copy of all forms, reports, statements, certifications, and other documents required to be filed by First Mining. Such forms, reports, statements, certifications, and other documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation; and (ii) complied in all material respects with the requirements of applicable Canadian Securities Laws except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect on First Mining. First Mining has not filed any confidential material change or other report or other document with any Canadian Securities Authorities, the TSX-V or other self-regulatory authority which at the date hereof remains confidential.

3.2.7	Financial Matters.

(a)

The Financial Statements of First Mining, including the notes thereto, included in the First Mining Information Record comply as to form and content in all material respects with applicable Laws with respect thereto, have been, and all financial statements of First Mining which are publicly disseminated in respect of subsequent periods prior to the Closing Date will be, prepared in accordance with IFRS consistently applied (except as may be indicated in the notes) and present fairly in all material respects the consolidated financial position of First Mining at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments).

(b)

First Mining has no knowledge of any material adjustments, potential liabilities or obligations, which individually or in the aggregate have not been reflected in its Annual Financial Statements, other than with respect to its acquisition of Clifton Star Resources Inc. and Goldrush Resources Ltd. and other than liabilities, indebtedness and obligations incurred by First Mining in the ordinary course of business, or as contemplated in this Agreement.

(c)

The financial information of First Mining contained in the proforma consolidated statement of financial position (which forms part of the First Mining Proforma Financial Statements) presents fairly, in all material respects all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of First Mining as at December 31, 2015; and

(d)

To the knowledge of First Mining, the financial information of Goldrush Resources Ltd. and Clifton Star Resources Inc. contained in the proforma consolidated statement of financial position (which forms part of the First Mining Proforma Financial Statements) present fairly, in all material respects all the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial condition of Goldrush Resources Ltd. and Clifton Star Resources Inc. as at December 31, 2015 and March 31, 2016, respectively.

3.2.8

Business Carried on in Ordinary Course. Other than the acquisition of Clifton Star Resources Inc. and Goldrush Resources Ltd., the Business has been carried on in the ordinary course since December 31, 2015 and since such date:

(a)	there has not been any event, occurrence, development or state of circumstances or facts which has had or is reasonably likely to give rise to a Material Adverse Effect with respect to First Mining;

(b)	there has not been any material write-down by First Mining of any assets of First Mining or the First Mining Material Subsidiaries;

(c)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise and whether matured or unmatured) which has had or is reasonably likely to have a Material Adverse Effect with respect to First Mining has been incurred;

(d)	there has not been any sale, lease, license, expiry or other disposition by First Mining or any First Mining Material Subsidiary of any interest in any material Mineral Rights;

(e)

neither First Mining nor any First Mining Material Subsidiary has made any change in accounting policies, principles, methods, practices or procedures (including for bad debts, contingent liabilities or otherwise);

(f)

there has been no waiver by First Mining or any First Mining Material Subsidiary or agreement to waive, any right of substantial value and First Mining has not entered into any commitment or transaction where such right, commitment or transaction is or would be material in relation to First Mining or its Business; and

(g)	neither First Mining nor any First Mining Material Subsidiary has agreed, announced, resolved or committed to do any of the foregoing.

3.2.9

Legal Proceedings. There are no claims, actions, suits, complaints, investigations or proceedings (whether private, governmental or otherwise, and whether or not purportedly on behalf of First Mining or any First Mining Material Subsidiary) in progress, pending, or to the knowledge of First Mining, threatened, against or affecting First Mining or any First Mining Material Subsidiary (including actions, suits, investigations or proceedings against any directors, officers or employees of First Mining or any First Mining Material Subsidiary which relate to the business, affairs, assets or operations of First Mining), at law or in equity, or before or by any Governmental Entity which, individually or in the aggregate, may reasonably be expected to have a Material Adverse Effect on First Mining. There is no judgment, decree, ruling, order or award of any Tribunal outstanding against or affecting First Mining or any First Mining Material Subsidiaries. First Mining is not aware of any grounds on which any such action, suit, investigation or proceeding might be commenced with any reasonable likelihood of success.

3.2.10

Compliance with Applicable Laws. First Mining and each of the First Mining Material Subsidiaries has conducted (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) and is conducting its business in compliance in all material respects with all applicable Laws, in each jurisdiction in which its business is carried on, is not in material breach of any of such Laws and is duly licensed or registered in each jurisdiction in which it owns or leases its property and assets or carries on its business, so as to enable its business to be carried on as now conducted and its property and assets to be so owned or leased. Other than as set out in Schedule 3.2.10 of the First Mining Disclosure Letter, neither First Mining nor any of the First Mining Material Subsidiaries (and to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) has received notice of any violation of applicable Laws in any jurisdiction.

3.2.11	Technical Reports; Mineral Resources.

(a)

The First Mining Technical Reports reasonably present the quantity of mineral resources attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the reports were prepared. First Mining does not have knowledge of a material adverse change in any production, cost, price, resources or other relevant information provided since the date such information was provided and there has been no change of which First Mining is or should be aware that would disaffirm or change any aspect of the First Mining Technical Reports (including the amount of any mineral resources set out therein) or that would require the filing of a new technical report under NI 43-101.

3.2.12

Title to Assets. First Mining or the First Mining Material Subsidiaries has good and marketable title to all its property and assets including, without limitation, the First Mining Material Properties free and clear of all Encumbrances other than net smelter and production royalties and the First Majestic ROFR.

3.2.13	Environmental.

(a)

The operation of the First Mining Material Properties by First Mining and the First Mining Material Subsidiaries (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) and the use, maintenance and operation thereof have been and are in compliance with all Environmental Laws. First Mining and the First Mining Material Subsidiaries have complied with all reporting and monitoring requirements under all Environmental Laws with respect to the First Mining Material Properties since the date of acquisition of the applicable First Mining Material Subsidiary by First Mining. Neither First Mining nor any of the First Mining Material Subsidiaries (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) has received any notice of any non-compliance with any Environmental Laws or Environmental Permits, and none of First Mining or any of the First Mining Material Subsidiaries (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) have been convicted of an offence of non- compliance with any Environmental Laws or Environmental Permits or been fined or otherwise sentenced or settled such prosecution short of conviction.

(b)

First Mining and the First Mining Material Subsidiaries have obtained all material Environmental Permits necessary to conduct their Business and to own, use and operate their properties and assets, all such Environmental Permits are in full effect, no appeal or other action is pending to revoke any such Environmental Permit and the operation of the Business, the property and assets owned by First Mining and the First Mining Material Subsidiaries and the use, maintenance and operation thereof have been and are in compliance with all Environmental Permits. To the extent required by applicable Environmental Laws, First Mining and the First Mining Material Subsidiaries have filed all applications necessary to renew or obtain any necessary permits, licenses, or authorizations in a timely fashion so as to allow it to continue to operate their Business in compliance with applicable Environmental Laws, and First Mining and the First Mining Material Subsidiaries do not expect such new or renewed licenses, permits or other authorizations to include any terms or conditions that will have a Material Adverse Effect in respect of First Mining and the First Mining Material Subsidiaries.

(c)

First Mining and the First Mining Material Subsidiaries have, at all times (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries), used, generated, treated, stored, transported, disposed of or otherwise handled their Hazardous Substances in compliance with all Environmental Laws and Environmental Permits.

(d)

To the knowledge of First Mining, there is no reasonable basis upon which First Mining and the First Mining Material Subsidiaries could become responsible for any material clean up or corrective action under any Environmental Laws.

(e)

All audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health and safety matters relating to the First Mining Material Properties have been made available to the Chalice Parties and are described in Schedule 3.2.13 of the First Mining Disclosure Letter.

(f)

There are no past or present (or, to the best of First Mining’s knowledge, future) events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance by First Mining and each of the First Mining Material Subsidiaries with the Environmental Laws as in effect on the date hereof or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any claim, action, demand, suit, proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling, or the Release or threatened Release into the indoor or outdoor environment by First Mining or any of the First Mining Material Subsidiaries of any Hazardous Substances.

3.2.14	Aboriginal Affairs.

(a)

There is no Aboriginal Claim of which First Mining has received notice, which has been made or, to the knowledge of First Mining, threatened with respect to any First Mining Material Property or any authorization issued by any Governmental Entity in respect of, or otherwise related to First Mining, the First Mining Material Subsidiaries or any First Mining Material Property.

(b)

To the knowledge of First Mining, no other Person, including Persons representing or purporting to represent an Aboriginal Group, and no Aboriginal Group, has asserted any right or interest of any kind whatsoever, relating to any of the First Mining Material Properties.

(c)

There has not been any blockade or other program of civil disobedience undertaken by any Aboriginal Group with respect to any of the First Mining Material Properties or otherwise affecting any of the First Mining Material Properties (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries), nor to the knowledge of First Mining has any responsible official of any Aboriginal Group threatened the First Mining and the First Mining Material Subsidiaries with any blockade or other program of civil disobedience with respect to any of the First Mining Material Properties or which could reasonably be expected to affect the First Mining or the First Mining Material Subsidiaries Properties.

(d)

Neither First Mining nor any First Mining Material Subsidiary (to the knowledge of First Mining, with respect to the Recently Acquired Subsidiaries) has received any notice, whether written or oral from any Governmental Entity, Aboriginal Group or any Persons representing or purporting to represent an Aboriginal Group of the exercise or assertion of any Aboriginal Claim in the area of the First Mining Material Properties or of an impact on any asserted Aboriginal Claim involving any works on the First Mining Material Properties.

3.2.15

Insolvency. No act or proceeding has been taken by or against First Mining nor any of the First Mining Material Subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of First Mining or any of the First Mining Material Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of First Mining or any of the First Mining Material Subsidiaries or any of their respective properties or assets nor, to the knowledge of First Mining, is any such act or proceeding threatened. Neither First Mining nor any of the First Mining Material Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation. Neither First Mining nor any of the First Mining Material Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of First Mining or any of the First Mining Material Subsidiaries to conduct its Business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Transaction.

3.2.16

Non-Governmental Organizations and Community Groups. No dispute between First Mining or any First Mining Material Subsidiary and any non- governmental organization, community, community group, civil organization or Aboriginal Group exists or, to the best of First Mining’s knowledge, is threatened or imminent with respect to any of the First Mining Material Properties or exploration activities.

3.3          Non-Waiver. No investigations made by or on behalf of any of the Parties at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by any other Party herein or pursuant hereto, unless disclosure of the fact at issue is expressly made in writing to the other Party prior to the execution hereof and such disclosure contains no material untrue statement.

3.4          Survival. The representations and warranties of each of the Chalice Parties and First Mining contained in Sections 3.1 and 3.2 of this Agreement respectively will survive the execution and delivery of this Agreement and shall continue in full force and effect until the date which is 24 months from the Closing Date. If notice for any claim for indemnity hereunder in respect of any breach of the representations and warranties contained in this Agreement has not been made hereunder prior to expiry of the applicable survival period specified in this Section 3.4, the no party shall have no further liability hereunder with respect to any such representation or warranty.

ARTICLE 4
COVENANTS

4.1          Retention of Goodwill. During the Interim Period, the Chalice Parties will cause the Subsidiary to continue to carry on the Business in the ordinary course of business, working to preserve the attendant goodwill of the Subsidiary and to contribute to retention of that goodwill to and after the Closing Date, but subject to the following provisions of this Article 4. The following provisions of this Article 4 are intended to be in furtherance of this general commitment 4.2 Covenants of the Chalice Parties.

(a)

The Chalice Parties covenant and agree that, during the Interim Period, except with respect to any matter contemplated by this Agreement or otherwise required by Law, or with the consent of First Mining, such consent not to be unreasonably withheld, conditioned or delayed, the Chalice Parties will, or will cause the Subsidiary to, as applicable:

	(i)	carry on the Business in, and only in, the ordinary and regular course in substantially the same manner as heretofore conducted;

(ii)

use all commercially reasonable efforts to maintain and preserve the Subsidiary Properties in good standing and maintain, preserve and keep in good standing all of its rights under each of the Subsidiary Licenses;

(iii)

not split, combine or reclassify any of the Subsidiary’s outstanding shares, nor declare or pay any dividends on or make any other distributions (in either case, in stock or property) on or in respect of its outstanding shares;

	(iv)	not amend the constating documents of the Subsidiary;

	(v)	not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Subsidiary;

(vi)	not issue any securities of the Subsidiary, except in settlement of the Intercompany Loan in accordance with Section 4.5;

(vii)

not reorganize, amalgamate or merge the Subsidiary with any other Person, nor permit the Subsidiary to acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof;

(viii)

not permit the Subsidiary to guarantee the payment of indebtedness by, or any other obligation of, a third party or incur or, other than the Intercompany Loan in accordance with Section 4.5, repay any indebtedness for money borrowed prior to its maturity date or issue or sell any Debt Instruments;

(ix)	other than the cash currently on deposit at a financial institution, which First Mining acknowledges will be removed prior to the Closing Date, not to remove any assets from the Subsidiary;

(x)

other than the repayment of the Intercompany Loan in accordance with Section 4.5, not, except in the ordinary course of business, satisfy or settle any claims or liabilities of the Subsidiary prior to the same being due which are, individually or in the aggregate, material;

(xi)	comply with the terms of all of the Subsidiary Material Agreements;

(xii)

not permit the Subsidiary to enter into any material contract, agreement, license, franchise, lease transaction, commitment or other right or obligation or amend, modify, relinquish, grant any waiver under, terminate or fail to renew in any material respect any Subsidiary Material Agreement;

(xiii)	not permit the Subsidiary make any expenditure outside of the ordinary course and, in any event, exceeding $10,000 without the prior consent of First Mining;

(xiv)

not acquire or sell, pledge, encumber or otherwise dispose of any material property or assets of the Subsidiary or permit the Subsidiary to incur or commit to incur capital expenditures prior to the Closing Date, other than in the ordinary course of business, and not, in any event, exceeding $10,000 in the aggregate and without the prior consent of First Mining, which shall not be unreasonably withheld;

(xv)	promptly advise First Mining orally and, if then requested, in writing, with the full particulars of any:

(A)

event occurring subsequent to the date of this Agreement that would render any representation or warranty of the Chalice Parties contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the date of this Agreement), if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect;

(B)	Subsidiary Material Adverse Change; and

(C)	breach by the Chalice Parties of any covenant or agreement contained in this Agreement;

(xvi)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by the Subsidiary to the extent due and payable;

(xvii)	not permit the Subsidiary to make or rescind any material express or deemed election relating to Taxes;

(xviii)

not permit the Subsidiary to make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(xix)	not permit the Subsidiary to settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(xx)

not permit the Subsidiary to amend any Tax Return or change any of its methods of reporting income or deductions or its method of accounting, in each case, for income Tax purposes, from those employed in the preparation of its income Tax Return for the tax year ended June 30, 2015, except as may be required by applicable Laws.

(b)

The Chalice Parties covenant and agree that, during the Interim Period, the Chalice Parties will fully cooperate and consult through meetings with First Mining, as First Mining may reasonably request, to allow First Mining to monitor, and provide input with respect to the direction and control of the Business.

(c)

The Chalice Parties shall perform all obligations required or desirable to be performed by them under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and without limiting the generality of the foregoing, the Chalice Parties shall:

	(i)	use reasonable best efforts to call and hold the Chalice Shareholder Meeting before the Meeting Deadline;

	(ii)	use reasonable best efforts to obtain the Chalice Shareholder Approval in accordance with the terms of this Agreement;

(iii)	use reasonable best efforts to obtain, on or before the Outside Date, all Regulatory Approvals required by Governmental Entities for the Chalice Parties;

(iv)	defend all lawsuits or other legal, regulatory or other proceedings challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use reasonable best efforts efforts to have lifted or rescinded any injunction or restraining order or other order relating to it which may adversely affect the ability of the Parties to consummate the transactions contemplated hereby;

(vi)

on or before the Closing Date, effect all necessary registrations, filings, notices and submissions of information required by Governmental Entities from the Chalice Parties relating to the transactions contemplated hereby;

(vii)

in connection with the transactions contemplated hereby, use commercially reasonable efforts to obtain, before the Closing Date, all waivers, consents and approvals required to be obtained by the Chalice Parties from other parties pursuant to the Subsidiary Material Agreements; and

(viii)	use all reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.2 of this Agreement.

(d)	Without limiting the generality of this Section 4.2, Chalice shall cause IntermediateCo to carry out its obligations under this Agreement.

4.3          Covenants of First Mining.

(a)

First Mining covenants and agrees that, during the Interim Period, except with respect to any matter contemplated by this Agreement or otherwise required by Law, or with the consent of the Chalice Parties, such consent not to be unreasonably withheld, conditioned or delayed, First Mining will:

(i)

not reorganize, amalgamate or merge First Mining with any other Person, provided for greater certainty, that the foregoing shall not prohibit First Mining from completing other business combinations or acquisitions if such business combinations or acquisitions do not have a Material Adverse Effect on First Mining or materially delay the transactions contemplated hereby; and

	(ii)	promptly advise the Chalice Parties orally and, if then requested, in writing with the full particulars of any:

(A)

event occurring subsequent to the date of this Agreement that would render any representation or warranty of First Mining contained in this Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect;

(B)	a material adverse change to the financial position of First Mining as set out in the First Mining Proforma Financial Statements; or

(C)	breach by First Mining of any covenant or agreement contained in this Agreement.

(b)

First Mining shall perform all obligations required or desirable to be performed by it under this Agreement and shall do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, First Mining shall:

	(i)	use reasonable best efforts to obtain, on or before the Closing Date, all Regulatory Approvals, required by Governmental Entities for First Mining or the First Mining Material Subsidiaries;

(ii)

use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order relating to First Mining which may adversely affect the ability of First Mining to consummate the transactions contemplated hereby;

(iii)

on or before the Closing Date, effect all necessary registrations, filings and submissions of information required by Governmental Entities from First Mining or the First Mining Material Subsidiaries relating to the transactions contemplated herein; and

	(iv)	use commercially reasonable efforts to satisfy all conditions precedent set forth in Section 5.1 and Section 5.3 of this Agreement.

4.4          Covenant Regarding Representations and Warranties. Each of the Chalice Parties and First Mining covenants that they will use commercially reasonable efforts to ensure that the representations and warranties given by such Party and contained in Article 3 are true and correct on and as at the Closing Date (except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the other Party) or if not true, do not have a Material Adverse Effect on such Party.

4.5          Settlement of Intercompany Loan. The Chalice Parties covenant that, prior to the Closing Time, they shall have taken all actions necessary to ensure that the Intercompany Loan has been fully and finally settled in exchange for the issuance of 755,834,305 Subsidiary Shares to IntermediateCo.

4.6          Post-Closing Covenants. Each of the Chalice Parties and First Mining covenants and agrees that should First Mining receive, within 90 days following the Closing Date, an invoice or other demand for payment for goods or services provided to the Subsidiary prior to the Closing Date, First Mining shall be entitled to submit such invoice or demand for payment to Chalice and Chalice shall, within ten Business Days of receipt, reimburse First Mining an amount equal to the amount requested from the Subsidiary in such invoice or demand for payment.

ARTICLE 5
CONDITIONS

5.1          Mutual Conditions Precedent. The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of the following conditions precedent, each of which may only be waived by the mutual consent of First Mining and the Chalice Parties:

(a)	the Chalice Shareholder Approval shall have been obtained;

(b)

there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding, of a judicial or administrative nature or otherwise, in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals which have been obtained;

(c)	this Agreement shall not have been terminated pursuant to Article 8;

(d)

Chalice shall have received any required approval of the TSX, the ASX and, if required, the Australian Securities Authority or any applicable Canadian Securities Authority to the transactions contemplated herein;

(e)	First Mining shall have received any required approval of the TSX-V to the transactions contemplated herein;

(f)	the Consideration Shares shall have been authorized for listing on the TSX-V, subject to official notice of issuance; and

(g)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, and the expiry of any waiting periods, in connection with, or required to permit the consummation of the Transaction and the other transactions contemplated herein, the failure of which to obtain or the non-expiry of which would have a Material Adverse Effect on First Mining or the Subsidiary shall have been obtained or received on terms that will not have a Material Adverse Effect on First Mining and/or the Chalice Parties.

5.2          Additional Conditions Precedent to the Obligations of First Mining. The obligations of First Mining to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the exclusive benefit of First Mining and may be waived by First Mining):

(a)

all covenants and agreements of the Chalice Parties under this Agreement to be performed or observed on or before the Closing Date shall have been duly performed and observed by the Chalice Parties in all material respects and First Mining shall have received a certificate of the Chalice Parties addressed to First Mining and dated the Closing Date, signed on behalf of the Chalice Parties by two directors or senior executive officers of each of the Chalice Parties confirming the same as at the Closing Date;

(b)	the representations and warranties of the Chalice Parties:

(i)

set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.5, 3.1.15 and 3.1.41 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Mining); and

(ii)

set forth in Section 3.1 (other than those referenced in clause (i) above) shall be true and correct in all respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by First Mining), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on the Subsidiary;

(c)

First Mining shall have received a certificate of the Chalice Parties addressed to First Mining and dated the Closing Date, signed on behalf of the Chalice Parties by two directors or senior executive officers of each of the Chalice Parties, confirming the items in paragraphs 5.2(b)(i) and 5.2(b)(ii) as at the Closing Date;

(d)	all of the documents listed in Section 6.1 shall have been delivered by the Chalice Parties;

(e)	First Mining shall have received evidence satisfactory to it that there are no outstanding actual or contingent liabilities of the Subsidiary as of the Closing Date;

(f)	between the date hereof and the Closing Date, there shall not have occurred, in the judgment of First Mining, acting reasonably, a Subsidiary Material Adverse Change;

(g)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)

seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to the Subsidiary;

(ii)

seeking to prohibit or materially limit the ownership or operation by First Mining or any subsidiary of First Mining of any material portion of the business or assets of the Subsidiary or to compel First Mining or any subsidiary of First Mining to dispose of or hold separate any material portion of the business or assets of the Subsidiary;

	(iii)	seeking to impose limitations on the ability of First Mining to acquire or hold or exercise full rights of ownership of the Purchased Shares;

	(iv)	seeking to prohibit First Mining or any subsidiary of First Mining from effectively controlling in any material respect the business or operations of the Subsidiary; or

	(v)	which otherwise is reasonably likely to have a Material Adverse Effect on the Subsidiary or First Mining; and

(h)

all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required or necessary for the completion of the Transaction and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under the Subsidiary Material Agreements) shall have been obtained or received on terms which are acceptable to First Mining, acting reasonably.

First Mining may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by it with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by First Mining in complying with its obligations hereunder.

5.3          Additional Conditions Precedent to the Obligations of the Chalice Parties. The obligations of the Chalice Parties to complete the transactions contemplated by this Agreement shall also be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the exclusive benefit of the Chalice Parties and may be waived by the Chalice Parties):

(a)

all covenants and agreements of First Mining under this Agreement to be performed or observed on or before the Closing Date shall have been duly performed by First Mining in all material respects and the Chalice Parties shall have received a certificate of First Mining addressed to the Chalice Parties and dated the Closing Date, signed on behalf of First Mining by two senior executive officers of First Mining confirming the same as at the Closing Date;

(b)	the representations and warranties of First Mining:

(i)

set forth in Sections 3.2.1, 3.2.2 and 3.2.3 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all material respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement or otherwise consented to by the Chalice Parties); and

(ii)

set forth in Section 3.2 (other than those references in clause (i) above) shall be true and correct in all material respects (it being understood that, for the purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded) as of the date of this Agreement and as of Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of a specified date which is earlier than the date of this Agreement, in which event such representations and warranties shall be true and correct in all respects as of such earlier specified date, or except as affected by transactions contemplated or permitted by this Agreement), except where any failure or failures of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on First Mining;

(c)

the Chalice Parties shall have received a certificate of First Mining addressed to the Chalice Parties and dated the Closing Date, signed on behalf of First Mining by two senior executive officers of First Mining confirming the items in paragraphs 5.3(b)(i) and 5.3(b)(ii) as at the Closing Date;

(d)	all of the documents listed in Section 6.2 shall have been delivered by First Mining;

(e)

between the date hereof and the Closing Date, there shall not have occurred, in the judgment of the Chalice Parties, acting reasonably, a material adverse change to the financial position of the First Mining as set out in the First Mining Proforma Financial Statements;

(f)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success:

(i)

seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or seeking to obtain from any of the Parties any damages that are material in relation to First Mining; or

	(ii)	which otherwise is reasonably likely to have a Material Adverse Effect on the Chalice Parties or First Mining; and

(g)

all consents, approvals, authorizations and waivers of any Persons (other than Governmental Entities) which are required or necessary for the completion of the Transaction and other transactions contemplated hereby (including all consents, approvals, authorizations and waivers required under First Mining’s Material Agreements) shall have been obtained or received on terms which are acceptable to the Chalice Parties, acting reasonably.

The Chalice Parties may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by the Chalice Parties with its obligations under this Agreement if the condition precedent would have been satisfied but for a material default by the Chalice Parties in complying with its obligations hereunder.

5.4          Notice and Cure Provisions. Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the Closing Date, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Closing Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereunder prior to the Closing Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, 5.2 and 5.3, as the case may be.

Subject as herein provided, a Party may elect not to complete the transactions contemplated hereby pursuant to the conditions precedent contained in Sections 5.1, 5.2 and 5.3 in favour of such Party, or exercise any termination right arising therefrom, if forthwith, and in any event prior to the Closing Date, such Party has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered and the Party receiving such notice is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party delivering such notice may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of ten Business Days from such notice.

5.5          Satisfaction of Conditions. The conditions precedent set out in Sections 5.1, 5.2 and 5.3 shall be conclusively deemed to have been satisfied, waived or released when, with the approval of First Mining and the Chalice Parties, the Transaction is completed.

ARTICLE 6
DELIVERIES AT CLOSING

6.1          Chalice Parties’ Deliveries. On the Closing Date, the Chalice Parties will deliver or cause to be delivered to First Mining:

(a)	the certificates referred to in Sections 5.2(a) and 5.2(c);

(b)	the signature page to the NSR Agreement duly executed by Chalice;

(c)	certified copies of the resolutions of the boards of directors of the Chalice Parties and the Subsidiary approving the Transaction and the transfer of the Purchased Shares;

(d)	a certified copy of the minutes of the Chalice Shareholder Approval evidencing that the Chalice Shareholder Approval has been obtained;

(e)	a certificate of status issued by the appropriate Governmental Entity for the Subsidiary;

(f)	certificates representing the Purchased Shares registered in the name of First Mining (or an affiliate of First Mining as First Mining may direct);

(g)

evidence satisfactory to First Mining that First Mining (or an affiliate of First Mining, as First Mining may direct) has been entered upon the books of the Subsidiary as the holder of the Purchased Shares;

(h)

a customary legal opinion dated as of the Closing Date from Canadian and Australian counsel to the Chalice Parties addressed to First Mining, in form and substance satisfactory to First Mining and its counsel, including with respect to corporate matters relating to the transactions contemplated herein, the enforceability and validity of this Agreement and other agreements and documents delivered pursuant hereto;

(i)	a balance sheet of the Subsidiary, prepared as of the Closing Date and signed by the directors of the Subsidiary, evidencing that the Subsidiary has no liabilities;

(j)	the Books and Records;

(k)	a duly executed resignation and release of each director and officer of the Subsidiary; and

(l)

all other necessary consents, resolutions, approvals, waivers, and authorizations required to enable the transfer of the Purchased Shares to First Mining (or an affiliate of First Mining, as First Mining may direct) as provided for in this Agreement.

6.2          First Mining Deliveries. On the Closing Date, the First Mining will deliver or cause to be delivered to First Mining:

(a)	the certificates referred to in Sections 5.3(a) and 5.3(c);

(b)	the signature page to the NSR Agreement duly executed by an officer of the Subsidiary duly appointed at Closing;

(c)

a customary legal opinion dated as of the Closing Date from Canadian counsel to First Mining addressed to Chalice Parties, in form and substance satisfactory to the Chalice Parties and its counsel, including with respect to corporate matters relating to the transactions contemplated herein, the enforceability and validity of this Agreement and other agreements and documents delivered pursuant hereto;

(d)	certified copies of the resolutions of the board of directors of First Mining approving the Transaction and the issuance of the Consideration Shares; and

(e)	the share certificate representing the Consideration Shares, registered as directed by the Chalice Parties.

ARTICLE 7
INDEMNIFICATION

7.1          Indemnification by the Chalice Parties. Subject to Section 7.3, in the event that the Transaction is completed, the Chalice Parties shall indemnify and hold First Mining harmless from and against any loss, damage, claim, legal proceeding, deficiency or expense, including all out-of-pocket costs, and including, without limitation, all reasonable legal and accounting fees (collectively, the “First Mining Losses”) relating to, arising from or in connection with the following matters:

(a)	any misrepresentation or breach of any warranty of the Chalice Parties contained in this Agreement or in any agreement, certificate, or other document delivered or given pursuant to this Agreement;

(b)

any failure by the Chalice Parties to fully perform, fulfill or comply with any covenant agreement or obligation set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement;

(c)	any failure of the Chalice Parties to transfer good and valid title to the Purchased Shares to First Mining, free and clear of all Encumbrances;

(d)	any liabilities of the Subsidiary, whether actual, accrued or contingent, arising prior to the Closing Date; and

(e)	any Taxes payable by the Subsidiary as the result of the settlement of the Intercompany Loan.

7.2          Indemnification by First Mining. Subject to Section 7.3, in the event that the Transaction is completed, First Mining shall indemnify and hold the Chalice Parties harmless from and against any loss, damage, claim, legal proceeding, deficiency or expense, including all out-of-pocket costs, and including, without limitation, all reasonable legal and accounting fees (collectively, the “Chalice Losses”) relating to, arising from or in connection with the following matters:

(a)	any misrepresentation or breach of any warranty of the First Mining contained in this Agreement or in any agreement, certificate, or other document delivered or given pursuant to this Agreement; and

(b)

any failure by First Mining to fully perform, fulfill or comply with any covenant agreement or obligation set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement.

7.3          Limits to Indemnification. Notwithstanding anything to the contrary in Sections 7.1 or 7.2:

(a)	the maximum liability of the Chalice Parties for any First Mining Losses shall not exceed $13,000,000;

(b)	the maximum liability of First Mining for any Chalice Losses shall not exceed $13,000,000;

(c)

no claim may be brought to recover First Mining Losses or Chalice Losses after the date which is 24 months following the Closing Date except for claims related to a breach of the representations and warranties contained in Section 3.1.29 and a breach of Section 7.1(e) which can be made at any time until six months after the expiration of the period (the “Tax Assessment Period”) during which any tax assessment may be issued by a Governmental Entity in respect of any taxation year to which such representations and warranties extend or the taxation year which the settlement of the Intercompany Loan occurs. The Tax Assessment Period will be determined having regard to any consent, waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment. A tax assessment includes any assessment, reassessment or other form of recognized document assessing liability for Taxes under applicable Laws; and

(d)

no Party shall have any liability under Section 7.1 or 7.2, as the case may be, until the aggregate amount of the losses thereunder exceed $25,000 (in which case, for greater certainty, the Party shall have liability for all losses, including the first $25,000 of the losses).

7.4          Provisions Relating to Indemnity Claims. The following provisions will applies to any claim brought by the Chalice Parties or First Mining pursuant to Section 7.1 or 7.2 (an “Indemnity Claim”):

(a)

As soon as reasonably practicable after becoming aware of any matter that may give rise to an Indemnity Claim by an indemnified party (an “Indemnified Party”) the Indemnified Part will provide to the other written notice to the indemnifying party (an “Indemnifying Party”) of the Indemnity Claim specifying (to the extent that information is available) the factual basis for the Indemnity Claim and the amount of the Indemnity Claim or, if an amount is not then determinable, an estimate of the amount of the Indemnity Claim if an estimate is feasible in the circumstances.

(b)

If an Indemnity Claim relates to an alleged liability of an Indemnified Party to any Third Party (a “Third Party Liability”), including without limitation any Governmental Entity, which is of a nature such that the Indemnified Party is required by applicable Law to make a payment to a Third Party before the relevant procedure for challenging the existence or quantum of the alleged liability can be implemented or completed, then the Indemnified Party, may, notwithstanding the provisions of paragraphs (c) and (d) of this Section, make such payment and forthwith demand reimbursement for such payment from the Indemnifying Party, provided that, if the alleged liability to the Third Party, as finally determined upon completion of settlement negotiations or related legal proceedings, is less than the amount which is paid by the Indemnifying Party in respect of the related Indemnity Claim, then the Indemnified Party shall, forthwith following such final determination, pay to the Indemnifying Party the amount by which the amount of the liability as finally determined is less than the amount which is so paid by the Indemnified Party, without interest thereon.

(c)

No Indemnified Party shall negotiate, settle, compromise or pay (except in the case of payment of a judgment) any Third Party Liability as to which it proposes to assert an Indemnity Claim, except with the prior consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed), unless there is a reasonable possibility that such Third Party Liability may materially and adversely affect the Business of the Indemnified Party, in which case the Indemnified Party shall have the right, after notifying the Indemnifying Party, to negotiate, settle, compromise or pay such Third Party Liability without prejudice to its rights of indemnification hereunder.

(d)

Except as contemplated in paragraphs (b) or (c) of this Section, with respect to any Third Party Liability in any legal, administrative or other proceedings in connection with the matters forming the basis of the Third Party Liability, the following procedures will apply:

(i)

except as contemplated by subparagraph (iii) of this paragraph, the Indemnifying Party will have the right to assume carriage of the compromise or settlement of the Third Party Liability and the conduct of any related legal, administrative or other proceedings, but the Indemnified Party shall have the right and shall be given the opportunity to participate in the defence of the Third Party Liability, to consult with the Indemnifying Party in the settlement of the Third Party Liability and the conduct of related legal, administrative and other proceedings (including consultation with counsel) and to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to both Parties shall be retained by the Indemnifying Party provided, however, that it in the event there exists a conflict of interest between the Indemnified Party and the Indemnifying Party, the Indemnified Party shall be entitled to appoint its own separate counsel at the Indemnifying Party’s expense;

(ii)

the Indemnifying Party will co-operate with the Indemnified Party in relation to the Third Party Liability, will keep the Indemnified Party fully advised with respect thereto, will provide the Indemnified Party with copies of all relevant documentation as it becomes available, will provide the Indemnified Party with access to all records and files relating to the defence of the Third Party Liability and will meet with Representatives of the Indemnified Party at all reasonable times to discuss the Third Party Liability; and

(iii)

notwithstanding subparagraphs (i) and (ii) of this paragraph, the Indemnifying Party will not settle the Third Party Liability or conduct any legal, administrative or other proceedings in any manner which could, in the reasonable opinion of the Indemnified Party, have a material adverse effect on the Business of the Indemnified Party, except with the prior written consent of the Indemnified Party.

(e)

If, with respect to any Third Party Liability, the Indemnifying Party declines to assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability, then the following provisions will apply:

(i)

the Indemnified Party, at its discretion, may assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability and may defend or settle the Third Party Liability on such terms as the Indemnified Party, acting in good faith, considers advisable; and

(ii)

any cost, loss, damage or expense incurred or suffered by the Indemnified Party in the settlement of such Third Party Liability or the conduct of any legal, administrative or other proceedings, shall be added to the amount of the Indemnity Claim.

ARTICLE 8
AMENDMENT AND TERMINATION

8.1          Amendment. This Agreement may, at any time and from time to time before or after the holding of the Chalice Meeting but not later than the Closing Date, be amended by mutual written agreement of the Parties hereto.

8.2          Termination.

(a)	This Agreement may:

	(i)	be terminated by the mutual agreement of the Chalice Parties and First Mining;

	(ii)	be terminated by either the Chalice Parties or First Mining, if:

(A)

there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any Governmental Entity shall have issued any injunction, order, decree or ruling enjoining First Mining or the Chalice Parties from consummating the transactions contemplated by this Agreement and such injunction, order, decree or ruling shall become final and non-appealable;

(B)

subject to Section 5.4, the other Party is in default of a covenant or obligation hereunder such that the conditions contained in Section 5.2(a) or 5.3(a), as applicable, would be incapable of satisfaction, provided the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of all Parties or in favour of the other Party not to be satisfied;

(C)

subject to Section 5.4, any representation or warranty of the other Party under this Agreement is untrue or incorrect and shall have become untrue or incorrect such that the condition contained in Section 5.2(b) or 5.3(b), as applicable, would be incapable of satisfaction, provided that the Party seeking to terminate this Agreement is not then in breach of this Agreement so as to cause any condition in favour of both Parties or in favour of the other Party not to be satisfied; or

(D)

the Closing Date does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(a)(ii)(D) if the failure of the Closing Date to so occur has been a principal cause of, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(b)

If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, no Party shall have any further liability to perform its obligations hereunder, provided that nothing contained in this Section 8.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

ARTICLE 9
AREA OF INTEREST

9.1          Area of Interest. If, during the period of two years from the date of this Agreement, the Chalice Parties stake or otherwise acquire, directly or indirectly, any right to, title, or interest in any mineral claim, license, lease, grant, concession, permit, patent, or any other mineral property interests, including royalty interests, of any kind whatsoever, (the “Additional Interests”) located wholly or partially within 5 kilometres of the outer perimeter of any of the Subsidiary Properties (the “Area of Interest”) or any maps, datasets, technical information related to any Additional Interests (the “Additional Information”, and together with the Additional Interests, the “AOI Property”), then the Chalice Parties will forthwith give written notice to First Mining of the acquisition (the “Acquisition”) of such AOI Property and all details with respect to the nature of the AOI Property and if First Mining accepts the terms and conditions of the Acquisition, then such AOI Property will form part of the Subsidiary Properties and the Chalice Parties will transfer the AOI Property to First Mining at a price equal to the acquisition price of such AOI Property.

ARTICLE 10
GENERAL

10.1          Notices. All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by email, in each case addressed to the particular party at:

(a)	If to First Mining:

First Mining Finance Corp.
1805 – 925 West Georgia St.
Vancouver, British Columbia
V6C 3L2

Attention:	Keith Neumeyer
Email:	keith@firstminingfinance.com

with a copy to:

McCullough O’Connor Irwin LLP
2600 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention:	James D. Beeby
Email:	jbeeby@moisolicitors.com

(b)	If to the Chalice Parties:

Chalice Gold Mines Limited
Level 2, 1292 Hay Street
West Perth, WA 6005
Australia

Attention:	Tim Goyder
Email:	tgoyder@chalicegold.com

with a copy to:

Blake, Cassels & Graydon LLP
23 College Hill, 5th Floor
London EC4R 2RP
England

Attention:	David G. Glennie
Email:	david.glennie@blakes.com

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or telecopying thereof.

10.2          Assignment. The Chalice Parties agree that First Mining may assign all or any part of its rights under this Agreement to a wholly-owned direct or indirect subsidiary of First Mining, provided that First Mining shall continue to be liable jointly and severally with such subsidiary for all obligations hereunder. Subject to the foregoing, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.

10.3          Binding Effect. This Agreement and the Transaction shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors.

10.4          Confidentiality. For the purposes of this Section 10.4, “Confidential Information” of a Party at any time means all information relating to that Party which at the time is of a confidential nature (whether or not specifically identified as confidential), is known or should be known by the other relevant Party or its Representatives as being confidential, and has been or is from time to time made known to or is otherwise learned by the relevant other Party or any of its Representatives as a result of the matters provided for in this Agreement, and includes:

(i)	a Party's business records; and

(ii)

all other information and documentation with respect to the Parties, their respective Businesses and Mineral Rights, including all notes, analyses, compilations, studies, summaries and other material prepared by a Party and its Representatives as a result of their review of such information or documentation.

(b)

Notwithstanding the foregoing, Confidential Information does not include any information that at the time has become generally available to the public other than as a result of a disclosure by the other Party or any of its Representatives, any information that was available to the other Party or its Representatives on a non-confidential basis before the date of this Agreement or any information that becomes available to the other Party or its Representatives on a non-confidential basis from a Person (other than the Party to which the information relates or any of its Representatives) who is not, to the knowledge of the other Party or its Representatives, otherwise bound by confidentiality obligations to the Party to which the information relates in respect of the information or otherwise prohibited from transmitting the information to the other Party or its Representatives.

(c)

Each Party shall (and shall cause each of its Representatives to) use its commercially reasonable efforts to hold in confidence, other than as expressly contemplated by this Agreement, all Confidential Information of the other Party.

(d)

Section 10.4(c) shall not apply to the disclosure of any Confidential Information where that disclosure is required by Law. In that case, the Party required to disclose (or whose Representative is required to disclose) shall, as soon as possible in the circumstances, notify the other Parties of the requirement of the disclosure including the nature and extent of the disclosure and the provision of Law pursuant to which the disclosure is required. To the extent possible, the Party required to make the disclosure shall, before doing so, provide to the other Parties the text of any disclosure. On receiving the notification, the other Parties may take any reasonable action to challenge the requirement, and the affected Party shall (or shall cause the applicable Representative to), at the expense of the Party or Parties challenging the requirement, assist the Party or Parties in taking that reasonable action to challenge the requirement.

(e)

Following the termination of this Agreement in accordance with its terms, each Party shall (and shall cause each of its Representatives to) promptly, on a request from any other Party, return to the requesting Party all copies of any tangible items (other than this Agreement), if any, that are or that contain Confidential Information of the requesting Party, except that if the Party so obligated to return Confidential Information or its Representatives have prepared notes, analyses, compilations, studies or summaries containing or concerning any Confidential Information, then that Party may, instead of returning the notes, analyses, compilations, studies or summaries, destroy them and provide a certificate to that effect to the requesting Party; provided that a Party shall only be required to use commercially reasonable efforts to return or destroy any Confidential Information stored electronically, and neither a Party nor its Representatives shall be required to return or destroy any electronic copy of Confidential Information created pursuant to its or its Representatives' standard electronic backup and archival procedures, provided that:

	(i)	personnel whose functions are not primarily information technology in nature do not access such retained copies; and

(ii)

personnel whose functions are primarily information technology in nature access such copies only as reasonably necessary for the performance of their information technology duties (e.g., for purposes of system recovery).

(f)	Notwithstanding the foregoing provisions of Section 10.4(e), a Party may retain:

(i)

a list of all Confidential Information so as to be able to identify the nature of the Confidential Information that the Party has returned or destroyed; provided, however, that a copy of such list is provided to the other Party contemporaneously with the return or destruction of such Confidential Information; and

	(ii)	any Confidential Information referred to in minutes of a meeting of the Party's board of directors or a committee thereof.

10.5          Time of Essence. Time is of the essence of this Agreement.

10.6          Waiver and Modification. Each of the Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants herein contained for their respective benefit or waiver or consent to the modification of any of the obligations of the other Party hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting such waiver or consent.

10.7          Severability. If any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect so long as the economic or legal substance of the transactions contemplated herein is not affected in any material manner or would prevent or significantly impede or materially delay the completion of the Transaction.

10.8          Mutual Interest. Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any Party.

10.9          Further Assurances. Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts and things and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Transaction becomes effective, to document or evidence any of the transactions or events set out in the Plan of Transaction.

10.10         No Personal Liability. No director, officer or employee of First Mining will have any personal liability to the Chalice Parties under this Agreement or any other document delivered in connection with this Agreement or the Transaction on behalf of First Mining. No director, officer or employee of the Chalice Parties will have any personal liability to First Mining under this Agreement or any other document delivered in connection with this Agreement or the Transaction on behalf of the Chalice Parties.

10.11         Expenses. All fees and expenses of the Parties incurred in connection with the preparation, execution and delivery of this Agreement and the Transaction will be borne by the Party incurring such expenses.

10.12         Governing Law; Attornment; Service of Process. This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement or the Transaction and waives, to the fullest extent possible, the defence of an inconvenient forum or any similar defence to the maintenance of proceedings in such courts.

10.13         Counterparts. This Agreement may be executed in one or more counterparts and by facsimile or other electronic means, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Remainder of page has been left intentionally blank]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

FIRST MINING FINANCE CORP.

(signed) “Keith Neumeyer”
Authorized Signatory
Name: Keith Neumeyer

Executed by Chalice Gold Mines Limited
ACN 116 648 956 in accordance with
section 127(1) of the Corporations Act 2001
(Cth):

(signed) “Timothy Rupert Barr Goyder”	(signed) “Leanne Stevens”
Signature of director	Signature of company secretary*
*delete whichever does not apply

Timothy Rupert Barr Goyder	Leanne Stevens
Name (please print)	Name (please print)

CHALICE GOLD MINES (ONTARIO)
INC.

(signed) “Richard Hacker”
Authorized Signatory
Name: Richard Hacker

EXHIBIT A

To the Share Purchase Agreement dated May 2, 2016

NET SMELTER RETURNS ROYALTY AGREEMENT

THIS AGREEMENT dated as of the ______day of _____________, 2016.

AMONG:

CAMERON GOLD OPERATIONS LTD., a company incorporated pursuant to the laws of Ontario

(the “Grantor”)

AND:

CHALICE GOLD MINES LIMITED, a company incorporated pursuant to the laws of Australia

(the “Holder”)

WHEREAS:

A.          The Grantor holds an interest in the mineral claims identified in Exhibit A hereto (the “Property”).

B.          The Grantor is a wholly owned subsidiary of First Mining Finance Corp. (“First Mining”).

C.          First Mining and the Holder have entered into a share purchase agreement dated May 2, 2016 (the “Share Purchase Agreement”).

D.          The Share Purchase Agreement will contemplate that the Grantor will grant to the Holder the NSR (as defined below) concurrent with the completion of the transactions thereunder.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
DEFINITIONS & EXHIBITS.

1.1	Definitions.

In this Agreement,

(a)

“Affiliate” means any person which directly or indirectly controls, is controlled by, or is under common control with, a Party. For purposes of the preceding sentence, “control” means, in relation to any person, possession, directly or indirectly, of the power to direct or cause direction of management and policies of that person through ownership of voting securities, contract, voting trust or otherwise.

(b)	“Business Day” means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in the place where an act is to be performed or a payment is to be made;

(c)	“Buy-Back Consideration” has the meaning assigned thereto in Section 4.1.

(d)	“Buy-Back Notice” has the meaning assigned thereto in Section 4.1.

(e)	“Buy-Back Right” has the meaning assigned thereto in Section 4.1.

(f)	“Calendar Quarter” means each three-month period ending March 31, June 30, September 30 and December 31 of each year.

(g)	“COMEX” means the New York Commodity Exchange.

(h)

“Commercial Production” means the operation of all or part of the Property as a producing mine, but does not include bulk sampling or milling for the purpose of testing or milling by a pilot plant, and will be deemed to have commenced on the first day of the month following the first 30 consecutive days during which minerals have been produced from a mine at an average rate of not less than 75% of the initial rated capacity if a plant is located on the Property or if no plant is located on the Property, the last day of the first period of 30 consecutive days during which ore has been shipped from the Property on a reasonably regular basis for the purpose of earning revenues, whether to a plant or facility constructed for that purpose or to a plant or facility already in existence.

(i)

“Fair Market Value” shall be determined by using, for gold, the monthly average price of gold which shall be calculated by dividing the sum of all London Bullion Market Association P.M. Gold Fix prices reported for the month in question by the number of days for which such prices were quoted and, for silver, the monthly average price of silver, which shall be calculated by dividing the sum of all COMEX prices reported for silver quoted by and at the closing of COMEX for the month in question by a number of days for which such prices were quoted, less, in each case, an amount reasonably equivalent to the applicable deductions permitted by Section 1.1(m); fair market value for all other mineral products shall be determined by reference to the monthly average price of such commodity as quoted on the London Metal Exchange or, should such exchange not provide a quotation for the relevant mineral product, a similarly transparent commodity market, less, in either case, an amount reasonably equivalent to the applicable deductions permitted by Section 1.1(m).

(j)	“GAAP” means generally accepted accounting principles in Canada applied on a consistent basis.

(k)	“Interest” means the Grantor’s interest in the Property.

(l)	“Intermediate Products” shall mean concentrates (including, without limitation, concentrates, leachates and precipitates), doré, and other products produced from Raw Products.

(m)	“Net Smelter Returns” means:

(i)

where Raw Products or Intermediate Products derived from the Property are sold as Raw Products or Intermediate Products, the Net Smelter Returns shall be the gross revenue derived by the Grantor from its Interest from the sale thereof after deduction of (i) all costs of transporting and insuring the ores or concentrates from the mine to the smelter or other place of final delivery; (ii) out of pocket marketing costs and commissions payable to unaffiliated third parties; and (iii) sales, use, severance, excise, net proceeds of mine and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Grantor; and

(ii)

where Raw Products or Intermediate Products derived from the Property are treated or processed in a smelter, refinery or other processing facility and a portion of the metals recovered therefrom are delivered to and sold by the Grantor, or credited to the account of the Grantor, the Net Smelter Returns shall be the gross revenue from the sale of the metals so delivered to the Grantor, or credited to the account of the Grantor, as a result of the Grantor’s Interest, after deduction of (i) all smelter, refining and other processing charges, penalties and other deductions; (ii) all costs of transporting and insuring the ores or concentrates from the mine to the smelter, refinery or other processing facility; (iii) all costs of transporting and insuring the metals from the smelter to the place of final delivery by the Grantor; (iv) out of pocket marketing costs and commissions payable to unaffiliated third parties; and (v) sales, use, severance, excise, net proceeds of mine, and ad valorem taxes and any tax on or measured by mineral production, but excluding income taxes of the Grantor.

(n)	“Notice” has the meaning assigned thereto in Section 7.6.

(o)

“NSR Royalty” means the production royalty to be paid pursuant to this Agreement, being the product of (i) the Net Smelter Returns for the applicable period multiplied by (ii) the Royalty Percentage for the applicable period.

(p)	“Parties” means, collectively, the Grantor and the Holder, and “Party” means either one of them.

(q)

“Person” means an individual, corporation, trust, partnership, limited liability company, joint venture, unincorporated organization, firm, estate, governmental authority or any agency or political subdivision thereof, or other entity.

(r)

“Prime Rate” means the annual rate of interest publicly announced by The Royal Bank of Canada at its principal office in Vancouver, Canada as its reference rate for determining floating rates of interest for loans made by it in Canadian dollars to Canadian borrowers.

(s)

“Products” means Raw Products, Intermediate Products and refined products produced from all ores mined and removed from the Property, it being the intent that all commercially saleable metallic products produced from ores mined from the Property and that generate revenues to the Grantor shall be included in this Agreement, including, without limitation, all saleable precious metals, copper, zinc, nickel, lead, molybdenum, and other metallic products. Products shall not include any material mined and removed from the Property for use by the Grantor for roads, foundations, concrete or other construction or industrial uses relating to the Property or material that is processed that did not originate from the Property, and shall not include any material that is not recovered for commercial sale from ores extracted from the Property.

(t)	“Raw Products” means ore mined from the Property in the form of run of mine ore, direct shipment ore and other similar crude or raw ore without further processing other than crushing.

(u)	“Royalty Percentage” means 1% of the Net Smelter Returns, or 0.5% of the Net Smelter Returns if the Royalty Percentage is reduced pursuant to the Buy-Back Right, for any applicable Calendar Quarter.

(v)	“Royalty Statement” has the meaning assigned thereto in Section 3.1.

(w)	“Rules” has the meaning assigned thereto in Section 6.3.

(x)	“Trading Activities” has the meaning assigned thereto in Section 3.5.

(y)	“$” means Canadian dollars.

1.2	Exhibits.

The following Exhibits attached hereto are incorporated herein and form part of this Agreement:

Exhibit A	Description of the Property

ARTICLE 2
ROYALTY

2.1	Grant of Royalty.

The Grantor hereby creates, grants and conveys the NSR Royalty to the Holder. The Grantor shall pay the NSR Royalty to the Holder on the terms and conditions of Article 3. The obligation of the Grantor to pay the NSR Royalty to the Holder will accrue upon the first receipt of payment from the sale of Products after the commencement of Commercial Production.

2.2	Computation.

To compute the NSR Royalty, the Grantor shall multiply the Net Smelter Returns by the applicable Royalty Percentage in each case for the immediately preceding Calendar Quarter.

2.3	Real Property Interest.

The NSR Royalty shall attach to:

(a)	any amendments, relocations, adjustments, resurvey, additional locations or conversions of any mining claims comprising the Property; and

(b)	any renewal, amendment or other modification or extensions of any leases of any real property interests comprising the Property.

The NSR Royalty shall, to the extent allowed by applicable law, be a real property interest that runs with the Property and shall apply to and bind the Grantor and its successors and assigns of the Property. If so requested by the Holder, the Grantor and the Holder shall execute and file such additional agreements, forms and documentation as may be necessary to protect the Holder’s royalty as an interest in the land or, in any jurisdiction where such royalties are not interests in land, to provide the Holder with a security interest guaranteeing payment of such royalty.

ARTICLE 3
PAYMENTS

3.1	Payments.

The Grantor shall pay the Holder a payment equal to the NSR Royalty computed in accordance with Section 2.2 on or before the 30th day following the end of each Calendar Quarter for which such computation is made. Each NSR Royalty payment shall be accompanied by a statement (a “Royalty Statement”) showing in reasonable detail:

(a)	the quantities and grades of Products produced and sold or deemed sold by the Grantor in the preceding quarterly period;

(b)	the proceeds of sale for Products on which the NSR Royalty is due (as the case may be) in the preceding quarterly period;

(c)	any adjustments to charges, costs, deductions or expenses imposed upon or given to the Grantor but not taken into account in determining previous NSR Royalty payments; and

(d)	other pertinent information in sufficient detail to explain the calculation of the NSR Royalty payment, including a detailed breakdown of all deductions.

3.2	Effecting Payment.

The Grantor shall make all payments to the Holder by certified cheque or wire transfer in immediately available funds to a bank account as designated by the Holder in writing; provided, however, that the Grantor will not be in default and the time for making such payment will be extended, if, at the time such payment is otherwise due, wire transfer facilities are not available for any reason, so long as the Grantor makes payment as soon as practicable after wire transfer facilities become available. The Grantor may rely on wire transfer instructions purported to be provided by the Holder and is not responsible for any payment made to an incorrect wire transfer account by reason of such reliance. If any dispute arises with respect to a proper payment, the Grantor may make such payment by depositing the same into an escrow account pending resolution of the dispute, and such deposit will toll any interest charges for late payment. Any payment not otherwise made when due bears interest at an annual rate of interest equal to the Prime Rate plus two percent, which accrues from the date due until the date paid.

3.3	Adjustments.

(a)

Each NSR Royalty payment will be considered final and in full satisfaction of all obligations of the Grantor with respect to such NSR Royalty payment, unless the Holder gives the Grantor written notice describing and setting out a specific objection to the determination of that NSR Royalty payment within 180 days after receipt by the Holder of the respective Royalty Statement.

(b)

If the Holder objects to a particular Royalty Statement, the Holder may, for a period of 30 days after the Grantor’s receipt of notice of such objection, upon reasonable notice and at a reasonable time, have the Grantor’s accounts and records (including mining and production records) relating to the calculation of the NSR Royalty payment in question audited by a chartered accountant selected by the Holder.

(c)

If an audit conducted in accordance with Section 3.3(b) determines that there has been a deficiency or an excess in the payment made to the Holder, such deficiency or excess will be resolved by adjusting the next quarterly NSR Royalty payment due under this Agreement. If Commercial Production has ceased, settlement will be made between the Parties by cash payment.

(d)

The Holder will pay all costs of such audit unless a deficiency of 5% or more of the amount due to the Holder is determined to exist. The Grantor will pay the costs of such audit if a deficiency of 5% or more of the amount due is determined to exist.

(e)

Failure on the part of the Holder to make claim on the Grantor for adjustment within the 180 days period specified in Section 3.3(a) will establish the correctness of the payment and preclude the making of claims for adjustment of the relevant NSR Royalty payment.

3.4	Records.

The Grantor shall keep accurate records of tonnage, volume of Products, analyses of Products, weight, moisture, penalties and other deductions, assays of payable metal content and other records, as appropriate, related to the computation of Net Smelter Returns hereunder.

3.5	Trading Activities.

The Grantor may, but need not, engage in forward sales, futures trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of base or precious metals produced from the Property. The Parties acknowledge and agree that the Holder shall not be entitled to participate in the proceeds or be obligated to share in any losses generated by the Trading Activities. When necessary to give effect to the provisions of this Section 3.5, Net Smelter Returns from the sale or disposition of Products that are subject to Trading Activities by the Grantor shall be determined by reference to the Fair Market Value of such Products.

ARTICLE 4
BUY-BACK

4.1	Buy-Back Right.

The Grantor may purchase at any time from the Holder half of the total NSR Royalty (0.5%) (the “Buy-Back Right”) by providing notice in writing to the Holder (the “Buy Back Notice”) and paying $1,000,000 to the Holder (the “Buy-Back Consideration”). Upon receipt by the Holder of both the Buy-Back Notice and the Buy-Back Consideration, the Royalty Percentage will be reduced to 0.5% from the date of the receipt of the Buy-Back Consideration.

4.2	Pro Rata NSR Royalty Payment

In the event that the Grantor exercises the Buy-Back Right, the NSR Royalty payment for the Calendar Quarter in which the Buy-Back Right was exercised shall be determined according to the following formula:

P = (NSRQ * ((a-b)/a) * 0.01) + (NSRQ * ((a-c)/a) * 0.005)

where:

P = the NSR Royalty payment for the applicable Calendar Quarter;

NSRQ = the Net Smelter Returns for the applicable Calendar Quarter;

a = the total number of days in the applicable Calendar Quarter;

b = the number of days in the applicable Calendar Quarter up to and including the day on which the Buy-Back Consideration was received; and

c = the number of days in the applicable Calendar Quarter following the day on which the Buy-Back Consideration was received.

ARTICLE 5
OPERATION OF THE PROPERTY

5.1	Grantor to Determine Operations

The Grantor may, but will not be obligated to treat, mill, heap leach, sort, concentrate, refine, smelt, or otherwise process, beneficiate or upgrade the Property at sites located on or off the Property. The Grantor will not be liable for mineral values lost in processing under sound practices and procedures, and no NSR Royalty will be due on any such lost mineral values. The Grantor will have complete discretion concerning the nature, timing and extent of all exploration, development, mining and other operations conducted on or for the benefit of the Property and may suspend operations and production on the Property at any time it considers prudent or appropriate to do so. The Grantor will owe the Holder no duty to explore, develop or mine the Property, or to do so at any rate or in any manner other than that which the Grantor may determine in its sole and unfettered discretion. The Grantor may, but is not obligated to, retain ore or treated ore containing minerals as inventory for any length of time and for any reason. At Holder’s reasonable request, the Grantor shall deliver to the Recipient a monthly statement of such inventory. The Grantor shall have no obligation to sell any Products at any time. The Grantor may stockpile any ores, minerals or other materials from the Property at such place or places as the Grantor may elect. In the event that the Grantor stockpiles ores, minerals or other materials from the Property, it shall ensure security for the site where such materials are stockpiled in accordance with industry standards. The foregoing notwithstanding, the obligation to pay NSR Royalty shall accrue in accordance with Section 2.1 hereof.

5.2	Commingling.

The Grantor may commingle ore, concentrates, minerals and other material mined and removed from the Property from which Products are to be produced, with ore, concentrates, minerals and other material mined and removed from other lands and properties; provided, however, that (i) the Grantor shall calculate from representative samples the average grade thereof and other measures as are appropriate, and shall weigh (or calculate by volume) the material before commingling; (ii) the Holder shall not be disadvantaged as a result of the commingling of ore, concentrates, minerals and other material mined and removed from the Property with other ore, concentrates, minerals and other material mined and removed from other lands and properties; and (iii) the Grantor shall establish, and record in writing, the methods and practices adopted by the Grantor to calculate the average grade and weigh (or calculate by volume) of the material necessary to allocate fairly to each party the Products extracted and recovered from the Property prior to being dispatched from the Property. In obtaining representative samples, calculating the average grade of the ore and average recovery percentages, the Grantor may use any procedures accepted in the mining and metallurgical industry that it believes suitable for the type of mining and processing activity being conducted and, in the absence of fraud, its choice of such procedures is final and binding on the Holder. In addition, the Grantor may use comparable procedures to apportion among the commingled materials all penalty and other charges and deductions, if any, imposed by the smelter, refiner, or the Grantor of such material.

5.3	Stockpiling and Tailings

All tailings, residues, waste rock, spoiled leach materials, and other materials (collectively “Materials”) resulting from Grantor's operations and activities on the Property shall be the sole property of Grantor, but shall remain subject to the NSR Royalty should the Materials be processed or reprocessed, as the case may be, in the future and result in the production and sale or other disposition of Products. Notwithstanding the foregoing, Grantor shall have the right to dispose of Materials from the Property on or off of the Property and to commingle the same (as provided herein) with materials from other properties. In the event Materials from the Property are processed or reprocessed, as the case may be, and regardless of where such processing or reprocessing occurs, the NSR Royalty payable thereon shall be determined on a pro rata basis as determined by using the best engineering and technical practices then available. In the event that Grantor stockpiles Materials, it shall ensure the security for the site in accordance with normal business practice.

5.4	Information and Reporting.

The Grantor shall advise the Holder of the commencement of Commercial Production in respect of the Property by providing written notice to the Holder within five Business Days before the start of Commercial Production.

ARTICLE 6
DISPUTE RESOLUTION

6.1	Disputes.

In the event of any dispute, question or difference of opinion between the Parties concerning or arising out of or under this Agreement (the “Dispute”), a Party may give to the other Party a notice (the “Dispute Notice”) specifying the Dispute and requiring its resolution under this Article 6 .

Subject to Section 6.6, all Disputes must be resolved in accordance with the provisions of this Article 6.

6.2	Dispute Representatives to Seek Resolution.

If the Dispute is not resolved within seven days after a Dispute Notice is given to the other Party, and one representative from the senior management of each of the Grantor and the Holder will be nominated to resolve the Dispute (each, a “Dispute Representative”). The Dispute Representatives must negotiate in good faith using their respective commercially reasonable efforts to attain a resolution of the Dispute.

If the Dispute is not resolved within 14 days of the Dispute being referred to the respective Dispute Representatives, then either Party may submit the Dispute to arbitration in accordance with Section 6.3.

6.3	Arbitration.

Any Dispute which has not been resolved under Section 6.2 must be referred to and finally resolved by arbitration under the Rules of the British Columbia International Commercial Arbitration Centre (the “Rules”), which Rules are deemed to be incorporated by reference into this section. The number of arbitrators will be 3. Each Party will be entitled to nominate one arbitrator and the Chairman will be selected in accordance with the Rules. The seat, or legal place of arbitration, will be Vancouver, British Columbia, Canada. The language used in the arbitral proceedings will be English. The interpretation and construction of this Section 6.3 will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia.

6.4	Enforcement.

The award rendered by an arbitrator may be enforced by judgment of any court having jurisdiction or an application may be made to such court for acceptance of the award and an order of enforcement, as the case may be.

6.5	Performance of obligations during Dispute.

During the existence of any Dispute, the Parties must continue to perform all of their obligations under the Agreement without prejudice to their position in respect of such Dispute, unless the Parties otherwise agree.

6.6	Urgent Interlocutory Relief.

If a Dispute is to be resolved in accordance with Section 6.3, then no Party may commence legal proceedings in respect of that Dispute in any court except for urgent interlocutory relief or to enforce an arbitration award.

ARTICLE 7
GENERAL

7.1	Term

The Term of this Agreement shall be perpetual, it being the intention of the Parties that this Agreement and the NSR Royalty created hereby constitute a real right in the Property (and the associated ores, minerals and mineral resources and by-products thereof which may be extracted from the Property), and a restrictive convent running with the Property and all successions thereof whether created privately or through governmental action.

7.2	Title Maintenance

Subject only to Section 7.3, from the date this Agreement takes effect the Grantor shall use commercially reasonable efforts to maintain title to the Property and to do all things and make all payments necessary or appropriate to maintain the right, title and interest of the Grantor in the Property.

7.3	Abandonment

The Grantor shall not abandon any part of the Property or any other interest in the Property unless it first complies with this Section 7.3. If the Grantor wishes to abandon any of the claims or leases comprising part of the Property or any other interest in the Property (“Abandonment Property”), the Grantor shall first give notice of such intention to the Holder at least 45 days in advance of the proposed date of abandonment. If, not less than 10 days before the proposed date of abandonment, the Grantor receives from the Holder written notice that the Holder wishes to acquire the Abandonment Property, the Grantor shall, without additional consideration, convey the Abandonment Property in good standing by quit claim deed or applicable required instrument, without warranty, to the Holder or an assignee thereof, and shall thereafter have no further obligation to maintain title to the Abandonment Property. If the Holder does not give such notice to the Grantor within the prescribed period of time, the Grantor may abandon the Abandonment Property and shall thereafter have no further obligation to maintain title to the Abandonment Property.

7.4	Right to Inspect.

An authorized representative of the Holder, on reasonable notice to the Grantor, may enter upon all surface and subsurface portions of the Property for the purpose of inspecting the Property, all improvements thereto and operations thereon, and may inspect and copy all records and data pertaining to the computation of its interest, including without limitation such records and data that are maintained electronically. The authorized representative of the Holder enters the Property at such person’s own risk and may not unreasonably hinder operations on or pertaining to the Property. The Holder shall indemnify and hold harmless the Grantor and its Affiliates (including without limitation direct and indirect parent companies), and its or their respective directors, officers, shareholders, employees, agents and attorneys, from and against any liabilities imposed upon, asserted against or incurred by any of them by reason of damages to the Property or the Grantor’s equipment or personnel or injury to the Holder’s representative or any of its agents or representatives caused by the Holder’s exercise of its rights herein, including any injury or death resulting from the simple negligence of the Grantor or its Affiliates (including without limitation direct and indirect parent companies) on the Property. Upon written request to the Grantor at least 90 days prior to each January 1, the authorized representative of the Holder may elect to be represented at all weighing, sampling, moisture determination and assaying during the relevant annual period. The Holder’s failure to send a representative to any particular weighing, sampling, moisture determination and assaying constitutes a waiver in each case.

7.5	Property Right; Registration of Right

(a)

The NSR Royalty is intended to be an interest in real property and constitutes the grant of a vested present interest in the Property and a covenant running with the land and all successions thereof, whether created privately or through government action, and binding upon the Grantor and its successors and the assigns of the Property, or any portion thereof or interest therein.

(b)

The NSR Royalty shall attach to any amendments, relocations or conversions of any mining claim, license, lease, concession, permit, patent or other tenure comprising the Property, or to any extension or renewal thereof or to any replacement or substitution therefor.

(c)

All payments due to the Holder on account of the NSR Royalty shall become the property of the Holder at the time of production of Products and shall be held by the Grantor in trust for the Holder until paid to the Holder.

(d)

The Grantor shall, upon request of the Holder, sign and deliver to the Holder, and the Holder may register or otherwise record against titles to the Property, such form of notice or other document as the Holder may reasonably request to give notice of the existence of the NSR Royalty to third parties. The Grantor shall be responsible (at its sole cost) for obtaining any and all authorizations and other rights (including third party notices and consents) necessary in connection with creation of the NSR Royalty and its registration against the Property. The Grantor shall provide its written consent or signature to any documents or things reasonably necessary to accomplish the registration of this Agreement, any related security document and any related notice, financing statement, instrument, document or other agreement, as applicable, in (i) Ontario’s Personal Property Registry; (ii) the electronic registry of the Ontario Ministry of Northern Development and Mines division of Kenora as at the date hereof, and (iii) the Land Titles Office, or any other registry or office in accordance with applicable law, with respect to any surface rights comprising the Property.

7.6	Notices.

The Parties shall send all notices and other required communications (“Notices”) in writing and addressed respectively as follows:

If to the Grantor:

Cameron Gold Operations Ltd.
c/o First Mining Finance Corp.
1805 – 925 West Georgia St.
Vancouver, British Columbia
V6C 3L2

Attention:	Patrick Donnelly
Email:	patrick@firstminingfinance.com

If to the Holder:

Chalice Gold Mines Limited
Level 2, 1292 Hay Street
West Perth, WA 6005
Australia

Attention:	Tim Goyder
Email:	tgoyder@chalicegold.com

Any Notice delivered or sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, including email, on a business day will be deemed conclusively to have been effectively given on the day the Notice was delivered. Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

7.7	Confidentiality.

(a)

Except as provided in Section 7.7(b), a Party (the “Receiving Party”) shall not, without the prior written consent of the other Party (the “Disclosing Party”), which consent shall not unreasonably be withheld, disclose to any third party or the public any confidential, non-public or proprietary information or data (other than information or data that is in or becomes part of the public domain other than through breach of the confidential obligations of this agreement or which the Receiving Party can prove by contemporaneous written documentation was known by it at the time of disclosure (unless such knowledge arose from disclosure of information in breach of the obligation of confidentiality of this Section 7.7)) provided to the Receiving Party under the terms of this Agreement.

(b)	The consent required by Section 7.7(a) does not apply to a disclosure:

(i)	by the Receiving Party to a potential successor of all or any significant portion of its interests under this Agreement;

(ii)

to an Affiliate or representative (including employees, consultants, accountants, auditors and financial and legal advisers) of the Receiving Party that has a bona fide need to be informed in connection with the matters which are the subject of this Agreement (but subject to the obligations of confidentiality herein);

(iii)	to a governmental agency or to the public which the Receiving Party or its Affiliates believe in good faith is required by applicable law or the rules of any stock exchange;

(iv)

made in connection with litigation or arbitration involving a Party where such disclosure is required by the applicable tribunal or is, on the advice of counsel for such Party, necessary for the prosecution of the case, but subject to prior notification to the other Party to enable such Party to seek appropriate protective orders.

(c)

Prior to any disclosure described in Subsections 7.7(b)(i) or 7.7(b)(ii), such third Party shall first agree to protect the confidential information from further disclosure to the same extent as the Parties are obligated under this Section 7.7.

(d)

Notwithstanding anything contained in this Agreement to the contrary, a Party may not disclose any geological, engineering or other data to any third party without disclosing the existence and nature of any disclaimers that accompany such data and the requirements of applicable law or regulation or rules of the applicable stock exchange for public reporting, as the case may be.

7.8	Assignment by the Holder

(a)

Subject to the right of first refusal set out in Section 7.8(b) below, the Holder may convey or assign all or any undivided portion of the NSR Royalty payable, indefinitely or for a stated term of years or up to a specified dollar amount, provided that such assignment will not be effective against the Grantor until the assignee has delivered to the Grantor a written and enforceable undertaking, whereby such assignee agrees to be bound, to the extent of the interest assigned, by all of the terms and conditions of this Agreement provided, for greater certainty, that the Buy-Back Right shall be enforceable against the Holder and the assignee pro rata and the assignee’s undertaking delivered to the Grantor shall specifically acknowledge the same.

(b)

The Grantor shall have, and the Holder hereby grants the Grantor, a right of first refusal to acquire the NSR Royalty granted pursuant to the terms of this Agreement. In the event that the Holder receives a bona fide offer to purchase the NSR Royalty (or any interest therein) from, or enters into a bona fide agreement to sell the NSR Royalty (or any interest therein) to, any Person other than an Affiliate of the Holder, which offer or agreement the Holder has accepted or is willing to accept, the Holder shall give the Grantor written notice thereof, including the terms and conditions of such offer or agreement to purchase, and the Grantor shall have the right, within 30 days from the date of delivery to the Grantor of such notice, to exercise its right of first refusal in respect thereof and to acquire the NSR Royalty on the same terms and conditions as are set forth in the offer or agreement to purchase.

7.9	Assignment by the Grantor

The Grantor may transfer, sell, assign or otherwise dispose of all or any portion of its interest in the Property provided that the transferee, purchaser or assignee shall have, and no such transfer, sale, assignment or disposition shall be valid until such transferee or assignee has, agreed in writing with the Holder to be bound by the terms and conditions of this Agreement in respect of that portion of the Property acquired by such assignee or transferee.

7.10	Expenses.

Each Party must pay its own costs and outlays connected with the preparation, negotiation and execution of this Agreement.

7.11	Indemnities

(a)

The Grantor agrees to indemnify and save the Holder and its Affiliates and the directors, officers, employees and agents of the Holder and its Affiliates harmless, on an after-tax basis, from and against any and all losses suffered or incurred by any of them as a result of, in respect of, or arising as a consequence of:

(i)

any breach, including breach due to non-performance, by the Grantor of any covenant or agreement to be performed by the Grantor contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto or thereto;

(ii)	the exploration, development and operation of the Property;

(iii)	the failure of any of the Grantor to comply with any applicable law, including any applicable law relating to environmental matters and reclamation obligations, with respect to the Property; and

(iv)

the physical environmental condition of the Property and matters of health and safety related thereto or any action or claim brought with respect thereto (including conditions arising before the date of this Agreement);

provided that the foregoing shall not apply to any losses to the extent they arise primarily from the gross negligence or willful misconduct of such indemnified persons. This Section 7.11 shall survive termination of this Agreement.

(b)

The indemnities provided in this Agreement are limited to losses which may arise or which are asserted against the Holder, its Affiliates and the directors, officers, employees and agents of the Holder and its Affiliates as a result of the relationships and transactions contemplated herein, and will not include any indemnity in respect of any losses incurred by the Holder, its Affiliates and the directors, officers, employees and agents of the Holder and its Affiliates in any other capacity.

(c)

Any amounts payable pursuant to the indemnification obligation under this Agreement shall be paid without duplication, and in no event shall the Holder be indemnified under different provisions of this Agreement or other agreements for the same losses.

7.12	No Partnership.

This Agreement is not intended to, and will not be deemed to, create any partnership between the Parties including a mining partnership or commercial partnership. The obligations and liabilities of the Parties will be several and not joint and neither Party will have or purport to have any authority to act for or to assume any obligations or responsibility on behalf of the other Party. Nothing in this Agreement will be deemed to constitute a Party the partner, agent or legal representative of the other Party or to create any fiduciary relationship between the Parties.

7.13 Time.

(a)	Time is of the essence of this Agreement.

(b)	If the Parties agree to vary a time requirement, the time requirement so varied is of the essence of this Agreement.

(c)	An agreement to vary a time requirement must be in writing.

7.14	Governing Law.

(a)	This Agreement is governed by the law in force in the Province of British Columbia and, where applicable, Canada.

(b)

Subject to Article 6, the Parties irrevocably submit to the exclusive jurisdiction of the courts exercising jurisdiction in British Columbia, and any court that may hear appeals from any of those courts, for any proceeding in connection with the Agreement, subject only to the right to enforce a judgment obtained in any of those courts in any other jurisdiction.

7.15	Severability.

If anything in this Agreement is unenforceable, illegal or void then it is severed and the rest of this Agreement remains in force. Where a provision of this Agreement is prohibited or unenforceable, the Grantor and the Holder must negotiate in good faith to replace the invalid provision by a provision which is in accordance with applicable law and which must be as close as possible to the Parties’ original intent and appropriate consequential amendments (if any) will be made to this Agreement.

7.16	Entire Agreement.

This Agreement is the entire agreement and understanding between the Parties on everything connected with the subject matter of this Agreement and supersedes any prior agreement or understanding on anything connected with that subject matter.

7.17	Further Assurances.

Each Party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Agreement.

7.18	Variation.

An amendment or variation to this Agreement is not effective unless it is in writing and signed by the Grantor and the Holder

7.19	Waiver.

(a)	A Party’s failure or delay to exercise a power or right does not operate as a waiver of that power or right, unless such waiver is acknowledged in writing.

(b)	The exercise of a power or right does not preclude either its exercise in the future or the exercise of any other power or right.

(c)	A waiver is not effective unless it is in writing.

(d)	Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

7.20	Counterparts.

(a)	This Agreement may be executed in any number of counterparts. Each counterpart is an original but the counterparts together are one and the same agreement

(b)	This Agreement is binding on the Parties on the exchange of counterparts. A copy of a counterpart sent by facsimile machine or by electronic mail:

(i)	must be treated as an original counterpart;

(ii)	is sufficient evidence of the execution of the original; and

(iii)	may be produced in evidence for all purposes in place of the original.

(Remainder of page left intentionally blank.)

The Parties have executed this Agreement as of ____ day of _____________________, 2016.

CAMERON GOLD OPERATIONS LTD.

By:
Authorized Representative

CHALICE GOLD MINES LIMITED

By:
Authorized Representative

EXHIBIT A
DESCRIPTION OF THE PROPERTY

Tenement type	Claim Number	Registered holder	Percentage ownership
Unpatented claim - no royalties	4283921	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283923	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283924	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283925	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283928	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283929	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283935	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283941	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283946	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283922	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283926	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283927	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283930	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283931	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283932	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283933	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283934	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283936	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283937	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283938	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283939	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283940	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283942	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283943	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283944	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283945	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283947	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283948	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283949	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4283950	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4255667	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4255669	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4255668	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4257392	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258425	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258433	Cameron Gold Operations Ltd	100%

Tenement type	Claim Number	Registered holder	Percentage ownership
Unpatented claim - no royalties	4258434	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258435	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258436	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258437	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258438	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258439	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258440	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4254297	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258281	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258282	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258283	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258284	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258285	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258286	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258287	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258288	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258289	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258290	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258421	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258422	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258423	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258424	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258426	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258427	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258428	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258429	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258430	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258431	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258432	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258441	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258442	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258443	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258444	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258445	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258446	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258447	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258448	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258449	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258450	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4258291	Cameron Gold Operations Ltd	100%

Tenement type	Claim Number	Registered holder	Percentage ownership
Unpatented claim - no royalties	4258292	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260060	Not currently registered (in process of staking)
Unpatented claim - no royalties	4260061	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260065	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260067	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260068	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260069	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282669	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282670	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282671	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282672	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282673	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282681	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282682	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282683	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282684	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282685	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282693	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282694	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282695	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282696	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282697	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282698	Not currently registered (in process of staking)
Unpatented claim - no royalties	4282674	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282675	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282676	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282677	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282678	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282679	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282680	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282687	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282688	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282689	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282690	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282691	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282692	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282658	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4260059	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282651	Cameron Gold Operations Ltd	100%

Tenement type	Claim Number	Registered holder	Percentage ownership
Unpatented claim - no royalties	4282652	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282653	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282654	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282655	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282656	Not currently registered
Unpatented claim - no royalties	4282657	Not currently registered
Unpatented claim - no royalties	4282659	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282660	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282661	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282662	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282663	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282664	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282665	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282666	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282667	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282668	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282699	Cameron Gold Operations Ltd	100%
Unpatented claim - no royalties	4282700	Cameron Gold Operations Ltd	100%